TRANSATLANTIC HOLDINGS, INC.
80 PINE STREET, NEW YORK, NEW YORK 10005

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 22, 2008

April 18, 2008

To the Stockholders of
TRANSATLANTIC HOLDINGS, INC.:

The Annual Meeting of Stockholders of TRANSATLANTIC HOLDINGS, INC., a Delaware corporation ("TRH"), will be held at 1 Hanover Square, New York, New York, on Thursday, May 22, 2008, at 11:00 o'clock A.M., for the following purposes:

1. To elect 10 directors of TRH to hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To act upon a proposal to adopt a 2008 Non-Employee Directors' Stock Plan;

3. To act upon a proposal to amend the 2000 Stock Option Plan;

4. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2008; and

5. To transact any other business that may properly come before the meeting.

Stockholders of record at the close of business on March 28, 2008 will be entitled to vote at the meeting. During the ten days prior to the meeting, a list of such stockholders will be available for inspection at the offices of TRH at 80 Pine Street, New York, New York.

Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the enclosed postage prepaid envelope or submit your proxy through the internet. If you plan on attending the meeting, please remember to bring photo identification with you.

This Notice of Annual Meeting of Stockholders, the Proxy Statement, Annual Report to Stockholders and other Soliciting Material are available in the Investor Information section of TRH's corporate website at www.transre.com.

By Order of the Board of Directors

ELIZABETH M. TUCK
Secretary

TRANSATLANTIC HOLDINGS, INC.
80 PINE STREET, NEW YORK, N.Y. 10005

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PROXY STATEMENT

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April 18, 2008

The enclosed proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting of Stockholders of TRANSATLANTIC HOLDINGS, INC., a Delaware corporation ("TRH" or the "Company"), to be held on May 22, 2008, and at any adjournment thereof. It may be revoked, by written notice or by furnishing a proxy subsequent in time, at any time prior to its use. All shares represented at the meeting by properly executed proxies will be voted as specified, and, unless otherwise specified, will be voted for the election of directors, for the adoption of the 2008 Non-Employee Directors' Stock Plan, for the amendment to the 2000 Stock Option Plan and for the ratification of the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2008.

Only stockholders of record at the close of business on March 28, 2008 will be entitled to vote at the meeting. On that date, 66,246,515 shares (exclusive of shares held by TRH) of common stock, par value $1.00 per share ("TRH Common Stock"), were outstanding, each such share of stock having one vote.

This Proxy Statement, the attached Notice of Annual Meeting and the enclosed proxy card are first being mailed to stockholders of TRH on or about April 18, 2008.

BENEFICIAL OWNERSHIP

The following table lists the beneficial ownership of TRH Common Stock as of March 28, 2008, by each person or group who, to TRH's knowledge, owned more than five percent of the outstanding TRH Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock
American International Group, Inc. ("AIG")(1) .... 70 Pine Street New York, NY 10270	39,092,662	59.01
Davis Selected Advisers, LP(2)........................ 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	14,619,576	22.07

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(1) Includes 22,018,972 shares directly owned by American Home Assurance Company, a wholly-owned subsidiary of AIG, which shares with AIG voting and investment power over such shares. AIG has sole voting and investment power over the remaining shares.

(2) Davis Selected Advisers, L.P. filed a Schedule 13G, dated February 12, 2008, with respect to the shares of TRH Common Stock held by it, which stated that it is an institutional investment manager, and that it has sole voting authority with respect to 14,027,379 shares and sole dispositive authority with respect to 14,619,576 shares.

I. ELECTION OF DIRECTORS

Ten directors are to be elected at the meeting to hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified. Pursuant to TRH's By-Laws, the Board of Directors has set the number of directors on the Board at ten and, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated ten nominees for director. If a quorum is present at the meeting, the affirmative vote of a plurality of the shares present in person or by proxy and entitled to vote thereon is required to elect the directors. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for purposes of determining the presence of a quorum, but abstentions and broker non-votes will have no effect on the outcome of the vote. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no such voting instructions are given. It is the intention of the persons named in the accompanying proxy to vote for the election of the nominees listed below, 8 of whom are currently members of your Board of Directors. James Balog and Diana Mayer, who are current members of the TRH Board, will not be standing for re-election. The nominees have consented to be named in this proxy statement and to serve if elected. It is not expected that any of the nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the meeting, proxies will be voted for such persons as the persons named in the accompanying form of proxy may determine in their discretion. Proxies may not be voted for more than the number of nominees named. The nominees, and certain information supplied by them to TRH, are as follows:



STEVEN J. BENSINGER

Age 53

Director since 2005. *He has also served as a director of Transatlantic Reinsurance Company ("TRC"), a wholly-owned subsidiary of TRH, and of Putnam Reinsurance Company ("Putnam"), a wholly-owned subsidiary of TRC since 2005.*

Executive Vice President, Chief Financial Officer, AIG
(insurance and financial services holding company)

Director, International Lease Finance Corporation ("ILFC") (a wholly owned subsidiary of AIG).



C. FRED BERGSTEN

Age 66

Director since 1998. *He has also served as a director of TRC and of Putnam since 1998.*

Director, Peterson Institute for International Economics
(nonprofit research institution)



IAN H. CHIPPENDALE

Age 59

Director since 2007. *He has also served as a director of TRC and of Putnam since 2007.*

Retired Chairman, RBS Insurance Group, Ltd.
(Insurance)
Director, Thus Group, plc and a director of Homeserve plc



JOHN G. FOOS

Age 58

Director since 2007. *He has also served as a director of TRC and of Putnam since 2007.*

Chief Financial Officer, Independence Blue Cross
(health insurance)
Director, Chairman of the Board, Plan Investment Fund



JOHN L. McCARTHY

Age 60

New Nominee

President, Risk Management Foundation of the Harvard Medical Institutions, Inc.
(risk management)



ROBERT F. ORLICH

Age 60

Director since 1994. *He has also served as a director of TRC and of Putnam since 1992.*

President and Chief Executive Officer, TRH, TRC and Putnam
Chairman, Trans Re Zurich



WILLIAM J. POUTSIAKA

Age 55

New Nominee

Retired President and Chief Executive Officer, PanAgora Asset Management
(investment management)
Formerly, President and Chief Executive Officer and Director Arkwright Mutual Insurance Company
(insurance)



RICHARD S. PRESS

Age 69

Director since 2006. *He has also served as a director of TRC and of Putnam since 2006.*

Retired Senior Vice President and Director, Insurance Asset Management Group
Wellington Management Company, LLP
(investment management company)
Director, Pomeroy IT Solutions, Inc.



MARTIN J. SULLIVAN

Age 53

Chairman since 2006. *He has also served as a director of TRH, TRC and of Putnam since 2005.*

President and Chief Executive Officer, AIG

Director, AIG, ILFC



THOMAS R. TIZZIO

Age 70

Director since 1990. *He has also served as a director of TRC since 1979 and of Putnam since 1990.*

Retired Senior Vice Chairman-General Insurance, AIG

The principal occupation or affiliation of each of the nominees is shown in bold face type. Each director has occupied an executive position with the company or organization listed above for at least the past five years.

CORPORATE GOVERNANCE, BOARD OF DIRECTORS AND COMMITTEES

Governance Principles

TRH's Board has established the TRH Corporate Governance Guidelines (the "Guidelines") to promote the effective functioning of the Board and its committees, to promote the interests of stockholders and to establish a common set of expectations for the governance of the organization. All of TRH's corporate governance materials, including the Corporate Governance Guidelines; Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee Charters; TRH's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics; TRH's Director Independence Standards, Related-Party Transaction Approval Policy and TRH's Code of Conduct for employees, are available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section. Printed copies of these materials are available upon request to any stockholder by writing to Transatlantic Holdings, Inc., c/o Investor Relations, 80 Pine Street, New York, NY 10005 and are also available in the Investor Information section on TRH's website at www.transre.com. TRH's Board regularly reviews corporate governance developments and modifies its guidelines, charters and practices as warranted. Any modifications will be reflected on TRH's website.

Using the Director Independence Standards which are attached in Appendix A, the Board has affirmatively determined that each of Messrs. Balog, Bergsten, Chippendale, Foos, McCarthy, Poutsiaka and Press and Ms. Mayer are independent under the current New York Stock Exchange rules. In making their independence determinations, the Board reviewed the charitable contributions made by TRH or AIG to any organizations with which any of the directors is affiliated.

In 2006, AIG contributed $190,000 to the Peterson Institute for International Economics (the "Institute"). No contribution was made in 2007. Mr. Bergsten is the Director of the Institute. The Board has determined that this contribution did not impair Mr. Bergsten's independence for purposes of the New York Stock Exchange Listing Standards.

In addition, Mr. Chippendale advised the Board that PricewaterhouseCoopers LLP has in the past, and continues currently, to provide personal tax services to Mr. Chippendale. The Board considered the tax services provided by PricewaterhouseCoopers LLP to Mr. Chippendale and concluded that the services provided do not impair either Mr. Chippendale's or PricewaterhouseCoopers LLP's independence.

American International Group, Inc. owned 59.01 percent of the Common Stock of Transatlantic Holdings, Inc. as of March 28, 2008. By virtue of AIG's position as majority stockholder, Transatlantic Holdings, Inc. qualifies as a controlled company under the New York Stock Exchange Listing Standards. Accordingly, Transatlantic Holdings, Inc. has availed itself of the exemptions provided under Section 303A of the New York Stock Exchange Listing Standards as they relate to director independence, and the Compensation and Nominating and Corporate Governance Committees of the Board of Directors.

There were four regularly scheduled meetings of the Board during 2007 and one special meeting. The special meeting was held to discuss current and future candidates to the Board. Additionally, during 2007 there was one Board consent. All of the directors attended at least 75 percent of the aggregate of all meetings of the Board and of the committees of the Board on which they served. TRH does not require its directors to attend Annual Meetings of stockholders. Seven of TRH's nine directors who were standing for re-election, along with the new nominee, attended the TRH 2007 Annual Meeting of Stockholders.

TRH holds at least one regularly scheduled meeting each year of its non-management directors, including directors who are employees of AIG; the presiding director at such meeting will be elected by such non-management directors.

Communications with Board Members

The Board of Directors provides a process for stockholders and other interested parties to send communications to the Board of Directors or any of the directors. Stockholders and other interested parties may send written communications to the Board of Directors, or any of the individual directors, c/o the Corporate Secretary of the Company to Transatlantic Holdings, Inc., 80 Pine Street, New York, NY 10005. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board of Directors or the individual directors, as applicable, on a periodic basis.

Audit Committee

The Audit Committee, which held thirteen meetings during 2007, assists the Board's oversight of TRH's financial statements and TRH's compliance with legal and regulatory requirements, the qualifications and performance of TRH's independent registered public accounting firm and the performance of TRH's internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of TRH's independent registered public accounting firm. A copy of the current Audit Committee charter is included with this proxy statement as Appendix B. During 2007, Ms. Mayer and Messrs. Balog, Press and Foos served as members of the Audit Committee. During 2007, Ms. Mayer served as the Chairperson of the Audit Committee. The Board has determined that all members of the Audit Committee are independent under both New York Stock Exchange and Securities and Exchange Commission rules. The Board has also determined that each member of the Audit Committee is "financially literate" within the meaning of the New York Stock Exchange Listing Standards. Additionally, the Board has determined that Mr. Foos is an audit committee financial expert, as defined by SEC rules and has been designated as the Audit Committee financial expert. Also, on the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that Mr. Foos has accounting or related financial management expertise, as defined by the NYSE listing standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee met five times during 2007. The primary purposes of the Nominating and Corporate Governance Committee are to recommend individuals to the Board of Directors for nomination, election or appointment as members of the Board and its committees, to review on an ongoing basis the corporate governance principles and practices that should apply to TRH and to review and make recommendations to the Board on Director compensation. The Nominating and Corporate Governance Committee will consider nominees recommended by the stockholders. Stockholders may propose nominees for consideration by submitting names and supporting information to: Chairperson, Nominating and Corporate Governance Committee, c/o General Counsel, Transatlantic Holdings, Inc., 80 Pine Street, 7th Floor, New York, NY 10005. The Nominating and Corporate Governance Committee selects nominees for the Board who possess at a minimum the following qualifications: high personal and professional ethics, values and integrity; ability to work as part of an effective, collegial group; commitment to representing the long-term interests of TRH; skill, diversity, background and experience with businesses and other organizations that the Board deems relevant; the individual's experience interplays well with the experience of other Board members; and ability and willingness to commit adequate time to TRH over an extended period of time. The Nominating and Corporate Governance Committee will evaluate stockholder nominees on the same basis as all other nominees. This Committee was formed in 2004, and the members of the Nominating and Corporate Governance Committee during 2007 were Messrs. Balog, Chippendale and Tizzio and Ms. Mayer. Mr. Tizzio currently serves as Chairman of the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee, which held three meetings during 2007, oversees the administration of TRH's salary and bonus compensation programs, establishes the compensation of the Chief Executive Officer and makes recommendations with respect to cash compensation programs applicable to senior executives and other employee compensation. The Compensation Committee also administers the TRH Stock Option and Stock Incentive Plans and the TRH Partner and Senior Partner Plans and makes recommendations with respect to the long-term incentive compensation plans. During 2007, Messrs. Balog, Bensinger, Press, Sullivan and Ms. Mayer were members of the Compensation Committee. During 2007, Mr. Balog served as Chairman of the Compensation Committee.

Other Committees

The principal function of the Executive Committee is to act for the Board between Board meetings. During 2007, the members of the Executive Committee were Messrs. Orlich, Sullivan and Tizzio. There were no Executive Committee actions in 2007.

The Finance and Investment Committee, which oversees the financing and investment activities of TRH and its subsidiaries, held four meetings during 2007. Messrs. Balog, Bensinger, Bergsten, Foos and Press along with Ms. Mayer served as members of the Finance and Investment Committee during 2007. Mr. Press currently serves as the Chairman of the Finance and Investment Committee.

The Underwriting and Risk Management Committee, which oversees the underwriting practices of TRH and its subsidiaries, held four meetings during 2007. Messrs. Chippendale, Foos, Press, Orlich and Tizzio served as members of the Underwriting and Risk Management Committee during 2007. Mr. Foos was elected to the Underwriting and Risk Management Committee on January 19, 2007 and Mr. Press was elected to the Committee on May 24, 2007. During 2007, Mr. Tizzio served as the Chairman of the Underwriting and Risk Management Committee.

Related-Party Transactions

Related-Party Transactions Approval Policy. The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has adopted a written policy that contains the policies and procedures governing the review and approval of related-party transactions involving TRH.

The Board determined that the Audit Committee is the appropriate Committee to approve and ratify "Related-Party Transactions" (as defined in the policy).

Under the policy, any potential Related-Party Transaction will be analyzed by TRH's general counsel, in consultation with management and with outside counsel, as appropriate, to determine whether the transaction is a Related-Party Transaction. Related-Party Transactions will be brought to the Audit Committee for review and approval. The review of a Related-Party Transaction includes consideration of whether (i) the terms of the Related-Party Transaction are fair to TRH and on terms at least as favorable as would apply if the other party was not or did not have an affiliation with a director, executive officer or employee of TRH; (ii) there are demonstrable business reasons for TRH to enter into the Related-Party Transaction; (iii) the Related-Party Transaction would impair the independence of a director; and (iv) the Related-Party Transaction would present an improper conflict of interests for any director, executive officer or employee of TRH, taking into account the size of the transaction, the overall financial position of the director, executive officer or employee, the direct or indirect nature of the interest of the director, executive officer or employee in the transaction, the ongoing nature of any proposed relationship, and any other factors the Audit Committee or the Chairman of the Audit Committee deems relevant. After appropriate review, the Audit Committee will approve such Related-Party Transaction if it is consistent with the policy. In the event that TRH becomes aware of a Related-Party Transaction that was not approved under this policy prior to consummation, such transaction will be reviewed in accordance with this policy as promptly as reasonably practicable. If it is not practical for the Audit Committee to wait until the next Audit Committee meeting to review a Related-Party Transaction, as determined by TRH's general counsel, the Chairman of the Audit Committee may review and approve the Related-Party Transaction.

For purposes of this policy, a "Related-Party Transaction" includes any (i) transaction or relationship directly or indirectly involving a director or executive officer that would need to be disclosed under Item 404(a) of Regulation S-K; (ii) transaction or relationship involving a director that is not deemed to be immaterial under TRH's Director Independence Standards as then in effect; (iii) material amendment or modification to an existing Related-Party Transaction; and (iv) transaction deemed by TRH's general counsel to be a Related-Party Transaction pursuant to the procedures under the policy. Notwithstanding the foregoing, the following shall not be Related-Party Transactions: (i) indemnification and advancement of expense payments made pursuant to TRH's Certificate of Incorporation or By-laws or pursuant to any agreement or instrument; (ii) any transaction that involves the providing of compensation to a director or executive officer in connection with his or her duties to TRH or any of its subsidiaries or affiliates, including the reimbursement of business and travel expenses incurred in the ordinary course; or (iii) any transaction with AIG and its subsidiaries in the ordinary course of TRH's business (which transactions are subject to separate procedures).

The Related-Party Transactions Approval Policy is available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") requires TRH's directors, executive officers and persons who own more than ten percent of a registered class of TRH's equity securities, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in beneficial ownership of TRH Common Stock. Directors, executive officers and greater than ten percent stockholders are required by SEC regulation to furnish TRH with copies of all Section 16(a) forms they file. To TRH's knowledge, all Section 16(a) filing requirements applicable to its directors, executive officers and ten percent stockholders have been complied with, except for Mr. Bonny, Executive Vice President who failed to timely report the sale of 2,000 shares of TRH Common Stock in November, 2007, Mr. Sapnar, Executive Vice President who failed to timely report the disposition of 1,123 shares of TRH Common Stock in June, 2007, and Mr. Vijil, Executive Vice President who failed to timely report the sale of 100 shares of TRH Common Stock in February, 2007. These filings have now been made. In making these statements, TRH has relied on written representations of its directors, executive officers and ten percent stockholders, and copies of reports that they have filed with the SEC.

COMPENSATION OF DIRECTORS

Director compensation arrangements. All directors, except those who are employees of TRH or AIG, receive an annual retainer of $30,000 and a fee of $1,500 for each meeting of the Board or any committee of TRH or its subsidiaries attended. Traditionally, in addition to director's fees, non-management directors have been granted equity compensation in the form of stock options on the recommendation by Mr. Orlich to the Board. At the Board's regularly scheduled meeting on March 22, 2007, Mr. Orlich recommended to the Board and the Board approved the grant of time vested restricted stock units ("RSUs") under the 2003 Stock Incentive Plan representing 2,000 shares for each director not employed by TRH or AIG. The RSUs were to vest after four years or earlier if the director retires from the Board after reaching age 65. Subsequent to the Annual Meeting of Stockholders held on May 24, 2007, it was determined by TRH that the RSUs granted and approved by the Board on March 22, 2007 under the 2003 Stock Incentive Plan required stockholder approval which was not proposed at the Annual Meeting of Stockholders held on May 24, 2007. As a result, the Board of Directors determined that the grant of RSUs on March 22, 2007 should be rescinded and TRH rescinded that grant.

The Board of Directors, as a result of the events surrounding the unapproved grant of RSUs to the non-management directors, directed the Nominating and Corporate Governance Committee ("Nominating Committee") to review the overall compensation of TRH's non-employee directors. To assist in the director compensation review, TRH engaged the services of the compensation consulting firm Watson Wyatt Worldwide ("Watson Wyatt"). Watson Wyatt prepared various competitive analyses of director compensation for TRH which have been shared with the Nominating Committee and the Board. The Nominating Committee considered the level of director compensation at companies of similar size and revenue as well as several peer companies. The Nominating Committee also considered the mix of short term compensation such as cash retainer fees and meeting attendance fees along with longer term compensation such as options or RSUs. After a full review of the analyses of director compensation the Nominating Committee made recommendations to the Board with regard to retainer fees, meeting attendance fees and fees for serving as a committee chair or as the lead independent director. In addition, the Nominating Committee made recommendations regarding the mix of director compensation between cash and equity. As part of the Nominating Committee's recommendations to the Board the committee proposed the adoption of a new 2008 Non-Employee Directors' Stock Plan ("Director Plan").

The Board of Directors intends to approve a new Director Compensation structure to take effect after the Annual Meeting of Stockholders to be held on May 22, 2008. Under the new Director Compensation structure, all directors, except those who are employees of TRH or AIG, will receive an annual retainer of $37,000 and a fee of $1,500 for each meeting of the Board or any committee of TRH or its subsidiaries attended, the Audit Committee Chairperson will receive an additional retainer of $10,000, all other Committee Chairpersons will receive an additional retainer of $5,000 and the Lead Independent Director will receive an additional retainer of $15,000. In addition, the Board intends to approve as part of annual compensation, subject to stockholder approval of the Director Plan, a grant of restricted stock units to each non-management director that will vest ratably over a three year period to be determined at the Board meeting following the Annual Meeting of Stockholders.

In addition, the Board has granted 2,000 RSUs, subject to stockholder approval of the Director Plan, under the same terms as those granted and subsequently rescinded in 2007, with the one exception that they will now have three year vesting instead of four year vesting, to all directors who received the original grant. In addition, the Board has granted Mr. Chippendale, 1,000 RSUs, under the same terms as the grant to the other directors. Under the terms of the original grant any director retiring after the age of 65 will immediately vest in those RSUs upon retirement. Accordingly, Mr. Balog who is not standing for re-election, will receive fully vested grants subject to approval of the Plan by stockholders. The Board believes Mr. Balog has earned the right to receive the original grant of RSUs as a result of his long and distinguished service to TRH.

The following table contains information about the compensation of persons who served as non-management directors of TRH in 2007.

2007 Non-Management Director Compensation

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	All Other Compensation (3)	Total
James Balog	70,500	0	0	70,500
Steven J. Bensinger	0	0	0	0
C. Fred Bergsten	42,000	0	0	42,000
Ian H. Chippendale	37,500	0	0	37,500
John G. Foos	67,500	0	0	67,500
Diana K. Mayer	79,500	0	0	79,500
Richard S. Press	73,500	0	0	73,500
Martin J. Sullivan	0	0	0	0
Thomas R. Tizzio	52,500	0	0	52,500
Deceased in 2007:				
John J. Mackowski	13,500	0	0	13,500

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(1) This column represents annual retainer fees and board and committee meeting attendance fees. Messrs. Sullivan and Bensinger, as Executive Officers of AIG, serve on the Board but do not receive any compensation for their service as directors.

(2) This column represents the expense in accordance with FAS 123R of option awards granted by TRH in 2007. See the Stock and Option Awards Outstanding at December 31, 2007 table below for detail regarding each director's total outstanding option awards. No options were granted to directors in 2007.

(3) See the discussion regarding 2007 RSUs granted and rescinded under the "Director compensation arrangements," immediately preceeding this table.

The Stock and Option Awards Outstanding at December 31, 2007 table that follows provides additional detail regarding non-management directors' outstanding equity-based awards.

Stock and Option Awards Outstanding at December 31, 2007

Name	Option Awards		Stock Awards
	Number Exercisable	Number Unexercisable (1)	
James Balog	46,562	6,000	0
Steven J. Bensinger	4,000	4,000	0
C. Fred Bergsten	42,812	6,000	0
Ian H. Chippendale	0	0	0
John G. Foos	0	0	0
Diana K. Mayer	0	0	0
Richard S. Press	0	0	0
Martin J. Sullivan	4,000	4,000	0
Thomas R. Tizzio	53,750	6,000	0

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(1) This column represents, for each director, the unvested TRH stock option awards granted in prior years. Each grant vests 25% a year for four years from the date of grant. No option awards were granted in 2007.

Ownership of Certain Securities

The following table summarizes the ownership of equity securities of TRH and AIG, by each of the nominees for director, each executive officer named in the Summary Compensation Table, and by the current directors and current executive officers as a group.

| Name | Equity Securities Owned Beneficially as of January 31, 2008(1) | | | |
| | TRH Common Stock | | AIG Common Stock | |
	Amount and Nature of Beneficial Ownership(2)	Percent of Class	Amount and Nature of Beneficial Ownership(3)	Percent of Class
James Balog	56,730	.09	1,300	(4)
Steven J. Bensinger	4,000	.01	78,395	(4)
C. Fred Bergsten	42,812	.06	0	—
Paul A. Bonny	206,057	.31	14,060	(4)
Ian H. Chippendale	0	—	0	—
John G. Foos	0	—	0	—
Diana K. Mayer	0	—	1,500	(4)
John L. McCarthy	0	—	0	—
Robert F. Orlich	534,003	.81	4,919	(4)
William J. Poutsiaka	0	—	0	—
Richard S. Press	0	—	0	—
Michael C. Sapnar	57,306	.09	615	(4)
Steven S. Skalicky	177,873	.27	25,636	(4)
Martin J. Sullivan	4,000	.01	353,467	.01
Thomas R. Tizzio	98,408	.15	711,666	.03
Javier E. Vijil	162,935	.25	3,603	(4)
All Directors and Executive Officers of TRH as a Group (18 individuals)	1,378,674	2.08	1,222,866	.05

(1) Unless otherwise indicated, the beneficial owners listed have sole voting and investment power over the shares listed.

(2) Amounts of equity securities shown include shares of TRH Common Stock subject to options which may be exercised within 60 days of January 31, 2008 as follows: Balog—46,562 shares, Bensinger—4,000 shares, Bergsten—42,812 shares, Bonny—185,870 shares, Orlich—474,436 shares, Sapnar—56,184 shares, Skalicky—153,306 shares, Sullivan—4,000 shares, Tizzio—53,750 shares, Vijil—154,306 shares, all directors and executive officers of TRH as a group—1,209,475 shares.

Amounts of equity securities shown include shares as to which the individual shares voting and investment power as follows: Orlich—59,567 shares with his wife, Skalicky—198 shares with his wife, Vijil—8,629 shares with his wife, all directors and executive officers of TRH as a group—68,394 shares.

Amounts of equity securities excludes the following securities owned by members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Press—2,000, Skalicky—675 shares, all directors and executive officers as a group—2,675 shares.

(3) Amounts of equity securities shown include shares of AIG Common Stock subject to options which may be exercised within 60 days of January 31, 2008 as follows: Bensinger—76,670 shares, Sullivan—308,412 shares, Tizzio—261,349 shares, all directors and executive officers of TRH as a group—652,074 shares.

Amounts of equity securities shown include shares as to which the individual shares voting and investment power as follows: Orlich—4,919 shares with his wife, Skalicky—18,552 shares with his wife, Tizzio—450,317 shares with his wife, Vijil—3,281 shares with his wife, all executive officers and directors of TRH as a group—477,069 shares.

Amounts of equity securities excludes the following securities owned by members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Skalicky—100 shares, Sullivan—424 shares, all directors and executive officers as a group—524 shares.

(4) Less than .01 percent.

RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Relationship with AIG

AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance related activities in the United States and abroad. AIG's primary activities include both general and life insurance operations and retirement services. Other significant activities include financial services and asset management. The AIG Group (AIG, together with its subsidiaries, is referred to herein as the "AIG Group") is one of the largest purchasers of reinsurance in the insurance industry based on premiums ceded.

AIG Group owns 59.01 percent of the outstanding TRH Common Stock. Three of TRH's ten current directors are current or retired executive officers of AIG and hold the following positions with AIG: Mr. Bensinger is Executive Vice President and Chief Financial Officer, Mr. Sullivan is a Director, President and Chief Executive Officer, Mr. Tizzio is retired Senior Vice Chairman—General Insurance.

AIG Group Reinsurance

TRH, through its wholly owned subsidiaries TRC, Putnam and Trans Re Zurich either accepts or rejects reinsurance offered by subsidiaries of AIG based upon TRH's assessment of risk selection, pricing, terms and conditions. Historically, and with few exceptions, TRH has generally not set terms and conditions as lead underwriter with respect to treaty reinsurance with subsidiaries of AIG; however, TRH may in the future set terms and conditions with respect to such business as a lead underwriter and intends that the terms and conditions of any such reinsurance will be negotiated on an arms' length basis. The Underwriting and Risk Management Committee of the Board of Directors of TRH, which includes at least one independent director of TRH, monitors TRH's underwriting policies.

Approximately $555 million (13%), $593 million (15%) and $575 million (15%) of gross premiums written by TRH in the years 2007, 2006 and 2005, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG, for which TRH recorded ceding commissions totaling approximately $114 million, $140 million and $122 million, respectively, in such years. TRH has no goal with respect to the portion of AIG Group subsidiary versus non-AIG Group subsidiary business it accepts. TRH's objective in determining its business mix is to evaluate each underwriting opportunity individually with a view to maximizing overall underwriting results.

In 2007, TRH retroceded approximately $143.0 million of gross premiums written to subsidiaries of AIG and received ceding commissions of approximately $12.9 million for the production of such business.

Certain Transactions with the AIG Group

Pursuant to service and lease agreements, the AIG Group furnishes to TRH certain office space, data processing, human resource related activities and certain other administrative services. TRH may terminate the service agreements by giving six months' written notice to AIG. TRH paid approximately $8.0 million to the AIG Group for these services in 2007.

Pursuant to an investment management contract, AIG Global Investment Group ("AIGGIG"), an AIG subsidiary, acts as investment manager for TRH. Under the terms of this agreement, AIGGIG has discretion to manage all the investment activities, including cash equivalents, of TRH, subject to the directions of TRH's Finance and Investment Committee and the Board of Directors and within the limits imposed by the New York Insurance Law. The agreement may be terminated by either party at any time. AIGGIG also provides investment management services for other clients. TRH paid an aggregate of approximately $5.8 million to AIGGIG for such investment management services in 2007.

TRH's employees participate in benefit plans administered by AIG including a noncontributory defined benefit pension plan, an employee stock purchase plan, a stock incentive plan and a voluntary savings plan (a 401(k) plan) which provides for certain matching contributions.

TRH maintains a policy of directors and officers ("D&O") liability insurance for itself, its directors and officers, its subsidiaries, and their directors and officers. In 2007, TRH paid $1,114,000 for this D&O coverage. TRH, as a subsidiary of AIG, is also covered under AIG's policy of D&O liability insurance for itself, its directors and officers, its subsidiaries, and their directors and officers. In 2007, TRH paid AIG approximately $68,000 for its allocable portion of AIG's D&O premiums.

These services have been obtained at a cost which, in the opinion of TRH, has not exceeded the cost of obtaining such services from unaffiliated sources. The cost of certain of the aforementioned services may increase or decrease in the future, subject to negotiation, but in any event are expected not to exceed the cost of obtaining such services from unaffiliated sources. (See "Related-Party Transactions Approval Policy" summary on page 6.)

In December 2005, the Company completed a public offering of $750 million principal amount of its 5.75% senior notes due on December 14, 2015 (the Senior Notes). Of the $750 million aggregate principal amount of the Senior Notes offered, $450 million principal amount was purchased and is still held by certain subsidiaries of AIG.

On February 16, 2007, Allied World Assurance Company, Ltd, a publicly traded company in which AIG then held a 19.8% interest, entered into an amended and restated software license agreement, effective as of November 17, 2006, with TRH, for certain reinsurance accounting management information software proprietary to TRH. The initial term of the agreement expires on November 17, 2009 and will automatically renew for successive one-year terms unless either party delivers prior written notice to terminate at least 90 days prior to the end of any current term. Allied World Assurance Company, Ltd ("AWAC") has paid $3.9 million to TRH for the initial term of the license. In 2007, AWAC paid $110,000 for additional modifications. On December 14, 2007, AWAC entered into a stock purchase agreement with AIG, pursuant to which AWAC purchased an AIG subsidiary holding 11,693,333 common shares of AWAC. These shares were the subsidiary's sole asset and equated to approximately 19.4% of AWAC's common shares outstanding as of November 30, 2007. Following the stock purchase, AWAC's affiliation with AIG ended.

Relationship with SICO and Starr

Both C.V. Starr & Co., Inc. (Starr) and Starr International Company, Inc. (SICO) own substantial amounts of AIG Common Stock and have had other relationships with AIG. On March 20, 2007, the following parties: C.V. Starr & Co., Inc.; Edward E. Matthews; Maurice R. Greenberg; Maurice R. and Corinne P. Greenberg Family Foundation, Inc.; Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC; Starr International Company, Inc.; Universal Foundation, Inc.; C.V. Starr & Co., Inc. Trust (collectively, the Starr Group) filed an amended Schedule 13D with respect to the ownership of 13.6 percent of AIG's outstanding common stock. The members of the Starr Group do not affirm the existence of a group and disclaim beneficial ownership of each other member of the group; provided, however, that Maurice R. Greenberg does not disclaim beneficial ownership of the shares of AIG Common Stock held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC and C.V. Starr & Co., Inc. does not disclaim beneficial ownership of the shares of AIG Common Stock held by the C.V. Starr & Co., Inc. Trust. This information has not been updated to reflect changes in the ownership by the members of the Starr Group of AIG Common Stock that are disclosed in filings made by one or more members of the Starr Group under Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act). In each case, this information may not be accurate or complete and TRH takes no responsibility therefore and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

Throughout 2006 and 2005, certain of Starr's subsidiaries operated as insurance agencies or brokers for insurance subsidiaries of AIG and, in such capacity, produced reinsurance business for TRH. Net commissions related to Starr subsidiaries were insignificant in 2007.

Historically, SICO has provided a series of two-year Deferred Compensation Profit Participation Plans to senior TRH executives and officers. Consistent with TRH's historical presentation, awards under the SICO Plans are reflected in the Summary Compensation Table. The SICO Plans are discussed further in "Exercises and Holdings of Previously Awarded Equity".

Compensation Committee Interlocks and Insider Participation

During all of 2007 Messrs. Balog, Bensinger and Sullivan were members of the Compensation Committee. On May 24, 2007, Ms. Mayer and Mr. Press were elected to serve as members of the Compensation Committee. Mr. Balog served as the Chairman of the Compensation Committee during 2007. No member of the Compensation Committee is a current officer or employee of the Company (or any of its subsidiaries) or was such an officer or employee at any time subsequent to June 1990, when the Company became a reporting company under the Exchange Act and no member of the Compensation Committee has any relationship with the Company requiring disclosure as a related party transaction. During 2007, none of TRH's executive officers served as a director of another entity, one of whose executive officers served on TRH's Compensation Committee; and none of TRH's executive officers served as a member of the Compensation Committee or equivalent committee of another entity, one of whose executive officers served as a member of the Board of Directors of TRH.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into TRH's Annual Report on Form 10-K for the year ended December 31, 2007.

Compensation Committee

James Balog, Chairman
Steven J. Bensinger
Diana K. Mayer
Richard S. Press
Martin J. Sullivan

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

TRH's compensation decisions for 2007 reflect the strong performance of TRH during 2007. TRH's net income for 2007 was $487.1 million or $7.31 per diluted share compared to $428.2 million or $6.46 per diluted share for 2006, an increase of 13.8%. In addition, TRH achieved record cash flow in 2007 which exceeded $1 billion for the first time in its history.

Consistent with the Committee's philosophy that a significant portion of senior executives compensation should be performance based, the Committee based its decisions on TRH's strong performance in 2007. The Committee, which substantially revised TRH's compensation structure in 2006 with the adoption of the TRH Partners Plan and the TRH Senior Partners Plan to provide long-term equity compensation for executives based on the performance of TRH continued to revise the compensation structure further with the adoption in 2007 of the Executive Bonus Plan to provide a means of rewarding the most senior executives based on the achievement of performance objectives of TRH and/or its operating units.

The Committee's decisions with respect to 2007 are discussed in more detail under the heading "Compensation Decisions for 2007" below.

Objectives and Design of Compensation Framework

TRH's performance-driven compensation framework is designed to attract, motivate and retain key executives. The Committee's philosophy for achieving these goals was to:

- *Emphasize "at risk" elements of compensation* through the use of awards that will have value only if TRH produces a threshold level of financial performance and stockholder returns during current and subsequent performance periods.

- *Foster an owner/management culture* through a partnership compensation approach that recognizes career milestones and ensures senior management accountability for a variety of company-wide strategic goals.

- *Align the long-term economic interests of key executives with those of stockholders* by ensuring that a substantial component of each key executive's compensation is represented by TRH common stock.

- *Centralize administration and control* over individual compensation components.

Multiple components reward balanced short-term and long-term performance. The nature of TRH's business requires its compensation programs to take a balanced approach to short-term and long-term performance and to different types of long-term performance. TRH's compensation framework for the executives named in the Summary Compensation Table (the "named executives") uses four performance-based components to emphasize the mix of performance measures that TRH believes need to be addressed to deliver stockholder value: (1) annual cash bonuses, (2) time-vested equity awards, (3) performance-based restricted stock units (Performance RSUs) under the Partners Plan and (4) Senior Performance RSUs under the Senior Partners Plan. The primary elements of performance rewarded by these components are:

- ***Earnings per share, adjusted combined ratio and net written premium volume*** are yearly financial metrics considered in awarding the annual cash bonuses to senior executives. The annual cash bonuses are also affected by company performance against non-financial strategic and operational goals.

- ***Growth in adjusted book value per share*** is the performance measure used to determine the number of Performance RSUs earned under the Partners Plan measured over two-year periods and the number of Senior Performance RSUs under the Senior Partners Plan measured over three-year periods.

- ***Growth in market price of TRH common stock*** determines the value of option awards and affects the value of Performance RSUs earned under the Partners and Senior Partners Plans.

The three long-term components (time-vested equity awards, Partners Plan Performance RSUs and Senior Partners Plan Performance RSUs) provide a hierarchy of reward opportunities that match key points in career growth, with executives progressing on the basis of performance from participating in time-vested equity-based awards, to becoming a "Partner" in the management group and, for select key executives, ultimately advancing to a "Senior Partner" level. Approximately 205 of our approximately 570 employees receive time-vested equity grants, 26 participate in the Partners Plan and, for 2007, only the 5 named executive officers participate in the Senior Partners Plan.

The three long-term components also utilize different weightings of adjusted book value and share price performance. The value of option awards is entirely dependent on the market price of TRH common stock. The value ultimately realized from an award under the Partners and Senior Partners Plans depends on both TRH's financial performance (which determines the number of Performance RSUs earned) and the market price of TRH common stock (which determines the value of each Performance RSU earned under the plans).

TRH's compensation framework fulfills two principal objectives. First, it ensures that TRH, under the management of a group of Partners and Senior Partners, must achieve a targeted level of compound annual growth in the book value per share of TRH common stock to realize the full value of long-term awards. Second, multiple performance goals provide a balance of financial and market incentives covering annual, mid-term and long-term measurement periods.

Stockholder-approved Stock Option and Stock Incentive Plans maximize deductibility of long-term executive compensation. Section 162(m) of the Internal Revenue Code permits companies to deduct amounts in excess of $1 million paid in any year to the CEO and four most highly compensated officers provided certain requirements are met. The Stock Option Plan, which TRH stockholders adopted in 2000, and the Stock Incentive Plan, which TRH stockholders adopted in 2003 and amended in 2006, allow TRH to maximize the deductibility of long-term compensation awards under those plans including the Partners and Senior Partners plans.

Executive Bonus Plan rewards executives based on key performance measures. Under the Executive Bonus Plan ("EBP"), each participating executive's target for an annual cash bonus is established by the Committee based on analysis of our market competitors and the executives' responsibilities and goals. This targeted value results in a specified percentage of the executive's salary. The level of the annual cash bonus is then determined based on a combination of performance goals including TRH's earnings per share, adjusted combined ratio and net premiums written for the year. The EBP currently provides for the maximum amount of tax deductibility under Section 162(m) of the Internal Revenue Code.

Although the Committee does not currently intend to do so, it has reserved the right to award other performance compensation to senior executives outside of the aforementioned plans. Some or all of this compensation may not be tax deductible.

Compensation Components

TRH divides compensation components into two general categories: direct compensation and indirect compensation. For the named executives in 2007, these components were:

Direct Compensation

- Base salary
- Cash bonuses
- Time-vested grants of stock options
- Performance RSUs granted under the Partners Plan, based on two-year growth in book value per share
- Senior Performance RSUs granted under the Senior Partners Plan, based on three-year growth in book value per share

Indirect Compensation

- Retirement benefits
- Perquisites
- Welfare benefits
- Termination benefits

Direct Compensation Elements

Base salary. TRH's executives, including the named executives, receive a competitive portion of their overall compensation as base salary. The Committee intends to pay base salary at a reasonable range around the market median, based on demonstrated performance, responsibilities, and individual experience.

Cash bonus. Annual cash bonuses are intended to reward participants for individual, business unit and overall TRH performance during the year. The bonus paid to each participant is generally based on individual performance, an assessment of the business unit's performance and TRH's overall performance for the year, taking into account the individual's bonus level as established by the Committee.

In addition, in 2007 the Committee established an annual bonus target under the EBP for each named executive at the beginning of the year based on a total bonus level intended to be comparable to market competitors. TRH's overall performance was measured against three targeted performance objectives; net written premiums, earnings per share and adjusted combined ratio. The Committee determined the annual bonus amounts at year-end based on TRH's overall results relative to current year's performance objectives, market conditions and performance of competitors. The Committee set a ceiling for an individual executives' bonus award at 200 percent of the targeted level.

Historically, TRH has paid quarterly bonuses. The new compensation framework continued this program in 2007 for executives, including all of the named executives. These quarterly bonuses were considered in reviewing an employee's total cash compensation and total direct compensation, and newly hired executives do not participate in the quarterly bonus program. In December 2007, the Committee approved changes to the quarterly cash bonus program by including all amounts under $100,000 in each executives' salary for 2008 and eliminating the quarterly cash bonuses. For 2008, only Mr. Orlich will receive quarterly bonuses which equate to the historical amounts he received in excess of $100,000.

Time-vested grants of stock options. TRH provides long-term equity-based compensation through time-vested equity grants to key employees, including all Partners and Senior Partners. For 2007, the Committee evaluated the historical use of options in light of shifting market practices and granted time-vested RSUs under TRH's 2003 Stock Incentive Plan rather than options to most officers below the senior most executives and limiting option awards to the named executives and other key senior executives. The Committee determined to retain options for the senior most executives because options have value only if market price appreciates, providing an additional performance component that is aligned with TRH stock performance.

TRH options are granted with an exercise price equal to the closing market price of TRH common stock on the New York Stock Exchange on the date of grant. The Committee met on February 21, 2008 and made its year-end determinations with regard to time-vested equity based awards for TRH's executives and officers, including the named executives. For new hires, the Committee also granted time-vested RSUs at its meetings throughout the year. No awards were made for the named executives at such meetings. The authority to grant equity-based awards has not been delegated outside of the Committee.

Performance RSUs granted under the Partners Plan. The Committee grants Performance RSUs each year to participants in the Partners Plan. Under the Partners Plan, the number of Performance RSUs earned by a Partner will depend on the cumulative growth in adjusted book value, as defined under the plan, per share of TRH common stock over a two-year performance period and will range from 0 to 150 percent of each Partner's "target" award. Grants of Performance RSUs under the Partners Plan do not guarantee that compensation will be earned. Performance RSUs will be forfeited and no shares earned, if the growth in TRH's adjusted book value falls below a minimum "threshold" level over a two-year performance period. Twenty-five percent of Performance RSUs granted will be earned if performance is at the "threshold" level, 100 percent will be earned if performance is at the "target" level of performance and 150 percent will be earned if performance is at or above the "maximum" level, with amounts determined on a straight-line basis between "threshold," "target" and "maximum" levels.

In establishing performance goals for earning Performance RSUs for the 2008-2009 performance period (2008 Performance RSUs), TRH management recommended that "target" levels be long-term aspirational in nature, with the expectation that once established, such "target" levels would change infrequently rather than on a regular basis. With this expectation in mind, and considering the volatility inherent in TRH's business associated with catastrophe exposures, the Committee again established a target performance measure of 14.49 percent growth in TRH's adjusted book value per share over the 2008-2009 performance period. These targets are disclosed in the limited context of TRH's compensation programs and should not be understood to be estimates of future results or other guidance. TRH specifically cautions investors not to apply these targets to other contexts. For a discussion of the Committee's assessment of management's performance in 2007 and the Performance RSUs earned for the 2006-2007 performance period, see "Compensation Decisions for 2007" below.

Vesting. Performance RSUs earned under the Partners Plan for the two-year performance period ended December 31, 2007 (2006 Performance RSUs) were converted to time-vested RSUs and will vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. The same vesting schedule will apply to any Performance RSUs earned for the 2007-2008 (2007 Performance RSUs) and 2008-2009 (2008 Performance RSUs) performance periods. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH.

Senior Performance RSUs granted under the Senior Partners Plan. The Committee grants Senior Performance RSUs each year to participants in the Senior Partners Plan. Under the Senior Partners Plan, the number of Senior Performance RSUs earned by a Senior Partner will depend on the cumulative growth in adjusted book value, as defined under the plan, per share of TRH common stock over a three-year performance period and will range from 0 to 200 percent of each Senior Partner's "target" award. Grants of Senior Performance RSUs under the Senior Partners Plan do not guarantee that compensation will be earned. Senior Performance RSUs will be forfeited and no shares earned, if the growth in TRH's adjusted book value falls below a minimum "threshold" level over a three-year performance period. Fifty percent of Senior Performance RSUs granted will be earned if performance is at the "threshold" level, 100 percent will be earned if performance is at the "target" level of performance and 200 percent will be earned if performance is at or above the "maximum" level, with amounts determined on a straight-line basis between "threshold," "target" and "maximum" levels.

In establishing performance goals for earning Senior Performance RSUs for the 2008-2010 performance period (2008 Senior Performance RSUs), TRH management recommended that "target" levels be long-term aspirational in nature, with the expectation that once established, such "target" levels would change infrequently rather than on a regular basis. With this expectation in mind, and considering the volatility inherent in TRH's business associated with catastrophe exposures, the Committee again established a target performance measure of 25.97 percent growth in TRH's adjusted book value per share over the 2008-2010 performance period. These targets are disclosed in the limited context of TRH's compensation programs and should not be understood to be estimates of future results or other guidance. TRH specifically cautions investors not to apply these targets to other contexts.

Vesting. Senior Performance RSUs earned under the Senior Partners Plan at the end of each three-year performance period will be converted to time-vested RSUs and will vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. Any unvested Senior Performance RSUs generally will be forfeited if the participant ceases employment with TRH.

Indirect Compensation Elements

Retirement benefits. TRH provides a number of retirement benefits to eligible employees, including both traditional pension plans (called defined benefit plans) and contribution plans (such as 401(k) plans).

Defined benefit plans. TRH's defined benefit plans include a tax-qualified pension plan and an Excess Retirement Income Plan (ERIP). Each of these plans provide for a yearly benefit based on years of service and the executive's salary over a three-year period. The ERIP is designed to pay the portion of the benefit under the tax-qualified plan that is not payable under that plan due to restrictions imposed by the Internal Revenue Code. These plans and their benefits are described in greater detail in "Post Employment Compensation—Pension Benefits." TRH believes that these plans provide substantial retention and competitive advantages.

Defined contribution plans. AIG's defined contribution plans, in which TRH participates include a tax-qualified plan (401(k)), the Supplemental Incentive Savings Plan (SISP) and the Executive Deferred Compensation Plan (EDCP). The SISP, which is designed to allow "highly compensated" employees to defer up to $11,500 of annual compensation on a basis that is not tax-qualified, allow participants to receive credited earnings based on the returns of externally managed mutual funds among which participants may choose. Designated key employees may also participate in the EDCP, under which participants may defer higher amounts and receive credited earnings based on the returns of a different, smaller set of externally managed mutual funds. These plans are described in greater detail in "Post-Employment Compensation—Nonqualified Deferred Compensation". TRH matches participants' contributions to the 401(k) plan up to the annual maximum contribution limit of $15,750, but does not otherwise provide matching contributions to the SISP or the EDCP.

Mr. Bonny participates in the AIG Retirement Savings Plan in the United Kingdom, as described in greater detail in "Post-Employment Compensation—Pension Benefits."

Perquisites. To facilitate the performance of executives' management responsibilities, TRH provides certain key executives and other senior officers with automobile allowances, housing allowances, club and gym memberships.

TRH does not provide any tax reimbursements or gross-ups in connection with taxable perquisites except in connection with relocation and international assignments.

TRH has historically not had a formal perquisite policy although the Committee reviewed perquisites for TRH's senior executives in prior years. TRH believes the perquisites are reasonable in comparison to those typically provided by peer companies and that perquisites constitute a minor component of total compensation for each named executive.

Welfare benefits. TRH executives participate in the same broad-based health, life, and disability benefit programs as other TRH employees.

Termination benefits and policies. TRH provides limited severance benefits to its executives, including the named executives.

Employment agreements and executive severance plan. TRH has generally not entered into employment agreements or granted severance protection other than in connection with acquisitions or new hires.

In 2005, AIG established a plan that provided severance payments and benefits to a select group of AIG employees, including Messrs. Orlich, Skalicky, Bonny and Vijil. In March 2008, the original AIG severance plan (adopted in 2005) was replaced by an expanded AIG Executive Severance Plan ("AIG ESP"). As a result of changes to the AIG ESP, TRH executives no longer participate under the new AIG plan.

Termination and retirement provisions in long-term awards. TRH does not provide any severance protection within the TRH long-term compensation plans in which executives and employees participate. As a result, unvested equity-based awards, and awards under the Partners Plan and the Senior Partners Plan generally will be forfeited on termination of employment before normal retirement (unless the Committee determines otherwise in a particular situation) with an exception for permanent disability. With regard to SICO benefits and awards under the AIG Deferred Compensation Profit Participation Plan (AIG DCPPP), unvested awards under those plans will be forfeited on termination of employment before normal retirement, (unless the Board of Directors or a designated Committee of those entities determines otherwise in a particular situation), with an exception for permanent disability. With the approval of the Committee or the Board, outstanding vested options generally may be exercised for three months after a termination of employment before normal retirement, but only to the extent that those options were exercisable as of the termination date.

TRH's normal retirement age is 65. For executives who retire after reaching normal retirement age, time-vested equity-based awards will generally vest upon retirement. Additionally, earned but unvested SICO benefits and earned but unvested awards under the AIG DCPPP, the Partners Plan and the Senior Partners Plan will generally vest and be delivered shortly thereafter. For executives who retire during a performance period under the Partners Plan or the Senior Partners Plan, a pro-rated portion of the award that is ultimately earned will vest at the end of the performance period.

No change-in-control benefits. None of TRH executive compensation components has a change-in-control trigger. TRH's equity plans do not accelerate vesting on a change-in-control.

Other Factors Affecting Compensation

Stock ownership guidelines. TRH has historically not had formal stock ownership guidelines. In light of the structure of TRH's former compensation arrangements, the named executives generally had interests in non-transferable TRH stock that are considered appropriate for an executive of their level.

Adjustment or recovery of awards upon restatement of financial results. TRH's new compensation framework reserves discretion for the Committee to adjust earned compensation for a restatement of financial results. Both the Partners Plan and the Senior Partners Plan provide that the Committee can adjust outstanding awards for any restatement of financial results. In addition, under the Partners and Senior Partners Plans, the Committee will have the power to decrease the number of a participant's Performance RSUs that are earned for a performance period in addition to the authority to make non-uniform adjustments among executives and officers.

Process for Compensation Decisions

The Compensation Committee determines the compensation of Mr. Orlich and the Board approves or ratifies the amounts to be paid to him. Based on Mr. Orlich's recommendation, the Committee reviews and approves the compensation of the other executives under its purview, which includes all of the other named executives. A total of seven executives are currently under the Committee's purview. The Committee also makes recommendations to the Board with respect to TRH's compensation programs for executives and other employees and oversees TRH's management development and succession planning programs.

Use of compensation consultant. To provide independent advice, TRH has used the services of a compensation consulting firm, Watson Wyatt Worldwide ("Watson Wyatt") since 2005. The Watson Wyatt firm has prepared various competitive analyses of executive pay for TRH which have been shared with the Committee.

Consideration of competitive compensation levels. In reviewing compensation decisions over the year and in making decisions about the compensation of the named executives, the Committee is provided with competitive market information. As a general matter, the Committee intends to position salary, annual cash-based compensation and annual equity-based compensation at a reasonable range around or reasonably above the market median for both retention and incentive purposes.

TRH currently uses a peer group of 15 reinsurance companies to measure its performance against. For compensation purposes, the Committee considers a group of reinsurance and insurance companies that is different from the group of peer companies used in TRH's 2007 Annual Report on Form 10-K. The modified group of reinsurance and insurance companies is listed below:


Companies

Arch Capital Group Ltd.
Axis Capital Holdings Ltd.
Endurance Specialty Holdings Ltd.
Everest Re Group Ltd., IPC Holdings Ltd.
Max Re Capital Ltd.
Montpelier Re Holdings Ltd.
Odyssey Re Holdings Corp.
Partner Re Ltd.
Platinum Underwriters Holdings, Ltd.
Renaissance Re Holdings Ltd.


The Committee believes this peer group provides an appropriate basis for comparison in the reinsurance and insurance industry with respect to both overall business and executive talent.

Consideration of prior years' compensation. Although the named executives' prior levels of participation in TRH's compensation plans are considered in determining their ongoing levels of participation, the cumulative amounts realizable from prior years' equity-based awards generally (including market return on equity-based awards) are not considered in determining the amount or the elements of current year compensation. The Committee and TRH management believe that this approach is most consistent with the goal of motivating strong performance in each subsequent year by enabling executives to continue to earn competitive compensation in exchange for achievement of annual and long-term financial and market goals.

Compensation Decisions for 2007

The Committee has historically made compensation decisions for each year at its December meeting. As a result of the implementation of the new compensation framework, the Committee made compensation decisions for 2007 throughout the year in 2007 and during the first quarter of 2008. Over time, the Committee expects to transition to making most compensation decisions for senior executives, including the named executives, in the first quarter of the following year.

Changes in direct annual compensation in 2007. The following supplemental table shows the changes from 2006 to 2007 in the amount of direct compensation from each component awarded to each named executive.

Direct Annual Compensation Decisions for 2007

Name	Year	Salary	Cash Bonus (Year-end plus Quarterly)	Option and RSU Awards (# of TRH Shares) (Year-end)(1)	Performance Restricted Stock Awards (# of TRH Shares)	
					Partners Plan(2)	Senior Partners Units(3)
Robert F. Orlich	2007	$800,000	$1,104,000	75,000	18,208	15,000
	2006	$800,000	$ 854,000	60,000	8,160	12,000
Steven S. Skalicky..........	2007	$550,000	$ 475,000	25,000	7,460	3,000
	2006	$550,000	$ 375,000	30,000	3,730	—
Paul A. Bonny	2007	$687,254	$ 467,680	25,000	7,020	3,000
	2006	$642,900	$ 364,135	30,000	3,510	—
Javier E. Vijil	2007	$515,000	$ 420,000	25,000	7,020	3,000
	2006	$515,000	$ 320,000	30,000	3,510	—
Michael C. Sapnar	2007	$475,000	$ 456,000	30,000	6,145	3,000
	2006	$475,000	$ 336,000	35,000	3,070	—

(1) Represents option awards granted in February 2008 for the 2007 year-end and in February 2007 for the 2006 year-end.

(2) Represents Partner Plan awards made in August and September 2006 for the 2006-2007 Performance Period (shown in 2006) and the 2007-2008 Performance Period (shown in 2007) at Target levels.

(3) Represents Senior Partners Plan awards made in September 2006 for the 2006-2007 Performance Period (shown in 2006) and in February 2007 for the 2007-2008 Performance Period (shown in 2007) at Target levels.

Performance objectives. Based on analysis from Watson Wyatt and recommendations from Mr. Orlich, the Committee established annual performance objectives for 2007. The objectives pertained to financial performance (based on growth in earnings per share, adjusted combined ratio, net premiums written and growth in book value); articulation of business strategy and organization management. The Committee established a formula for evaluating financial performance and the objectives were weighted. The Committee retained some discretion for evaluating TRH's overall performance concluding that TRH would be best served by this approach since other aspects of its new compensation program were formula-based.

At its February 2008 meeting, the Committee evaluated the performance of TRH and its most senior executives against these objectives. At the meeting, the Committee granted Performance RSUs and Senior Performance RSUs for both its Partner and Senior Partner Plans for 2008 and made year-end decisions on 2008 base salaries, 2007 annual bonuses and options for 2007 for the named executives and other executives under its purview based on its review of TRH's 2007 financial results. Decisions regarding the named executive officers were ratified by consent of the Board. The Committee concluded that 2007 was a strong year for TRH in terms of both the challenges faced and the goals accomplished.

Base Salaries. The Committee considered salary levels of the named executives at year-end and determined that salaries should increase modestly in 2008 as the last increase for the named executives occurred at the beginning of 2006. Also, in December 2007, the Committee decided to terminate the quarterly bonus program for all participants receiving less than $100,000 annually and to increase each participant's salary an amount equal to the historical quarterly bonuses received by the participant. All of the named executive officers received these salary increases and will no longer receive quarterly bonuses with the exception of Mr. Orlich who will continue to receive quarterly bonuses to the extent that the historical amounts received exceeded $100,000.

Cash bonuses. Based on TRH's strong results in 2007, the Committee awarded Mr. Orlich a year-end bonus of $900,000 and, based on Mr. Orlich's recommendation, awarded the other named executives the bonus amounts set forth in the 2007 Direct Annual Compensation Table (including quarterly bonus payments over the year). The amounts reflect the Committee's decision to increase the amount of cash compensation as part of its new compensation framework.

Time-vested grants of stock options. In February 2008, the Committee granted Mr. Orlich a year-end option award of 75,000 shares for 2007, compared to 60,000 shares for 2006 to reflect Mr. Orlich's strong leadership during 2007. Year-end option awards for 2007 for Messrs. Skalicky, Bonny, Vijil and Sapnar were reduced from 2006 year-end options awards. This reflects the Committee's rebalancing of compensation whereby cash compensation and performance based equity compensation in the form of Performance RSUs were increased and time-vested equity compensation was decreased.

Performance RSUs earned under the Partners Plan. As a result of TRH's strong performance for the 2006-2007 performance period, 2006 Performance RSUs were earned at the maximum percentage of 150 percent for all participants of the Partners Plan, including the named executives. Over the 2006-2007 performance period the growth in TRH's adjusted book value exceeded the maximum level of 22.10%. The earned Performance RSUs will vest in two equal installments in January of 2010 and 2012.

In keeping with the Committee's rebalancing of compensation between time-vested equity compensation and performance based equity compensation, in 2006 the Committee granted increased 2007 Partner Plan Performance RSUs to the named executive officers. At year-end 2007, the Committee partly offset the increase in performance based equity compensation for 2007 by a decrease in the options granted to the named executive officers with the exception of Mr. Orlich.

Senior Performance RSUs granted under the Senior Partners Plan. In 2006, the Committee adopted the TRH Senior Partners Plan to provide long-term compensation for TRH's senior most executives based on performance measures achieved by TRH. For the 2006-2008 performance period the only participant in the Senior Partners Plan was TRH's CEO. As the Committee indicated at that time, it was the intention of the Committee to provide opportunities under the Senior Partners Plan for a limited number of the senior most executives of TRH, including the named executives. In February 2007, the Committee granted Senior Performance RSUs under the Senior Partner Plan to all of the named executive officers for the 2007-2009 performance period.

Conclusion

TRH's compensation framework is designed to retain and motivate senior executives and to reward them for individual and TRH performance. TRH believes that the overall framework accomplished these objectives during 2007 and that TRH's compensation framework will continue to reinforce the alignment of employee and stockholder interests in the years to come and provide a basis for evaluating management's performance against the challenges of 2008.

SUMMARY COMPENSATION TABLE

The following table contains information about TRH's Chief Executive Officer, Chief Financial Officer and three other most highly paid executive officers. See the Compensation Discussion and Analysis for additional detail regarding the Committee's compensation philosophy, practices and 2007 compensation decisions.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value(4)	All Other Compensation(5)	Total
Robert F. Orlich .... President and Chief Executive officer	2007	$800,000	—	$2,174,004	$1,100,474	$1,214,000	$112,554	$ 30,399	$5,431,431
	2006	$800,000	—	$1,076,301	$1,159,198	$ 964,000	$ 93,380	$ 29,563	$4,122,442
Steven S. Skalicky.......... Executive Vice President and Chief Financial Officer	2007	$550,000	—	$ 594,328	$ 602,915	$ 475,000	$ 77,956	$ 22,050	$2,322,249
	2006	$550,000	—	$ 338,000	$ 558,198	$ 375,000	$ 91,992	$ 21,000	$1,934,190
Paul A. Bonny .... Executive Vice President	2007	$687,254	—	$ 475,619	$ 602,915	$ 467,680	—	$151,553	$2,385,021
	2006	$642,900	—	$ 230,299	$ 558,198	$ 364,135	—	$123,412	$1,918,944
Javier E. Vijil .... Executive Vice President	2007	$515,000	—	$ 468,220	$ 602,915	$ 420,000	$ 38,856	$ 52,885	$2,097,876
	2006	$515,000	—	$ 221,012	$ 558,198	$ 320,000	$ 47,180	$ 36,535	$1,697,925
Michael C. Sapnar .... Executive Vice President	2007	$475,000	—	$ 429,440	$ 386,396	$ 456,000	$ 12,974	$ 22,063	$1,781,873
	2006	$475,000	—	$ 190,327	$ 248,759	$ 336,000	$ 19,626	$ 20,500	$1,290,212

(1) This column represents the dollar amount recognized for financial statement reporting purposes in 2007 (without regard to any estimate of forfeiture related to service-based vesting conditions) of outstanding stock-based awards under the 2003 Stock Incentive Plan, the Partners Plan, the Senior Partners Plan, the AIG DCPPP and the SICO plans pursuant to FAS 123R. These plans are described in "2007 Grants of Plan-Based Awards". The amount recognized for these awards was calculated using the assumptions described in Note 12 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2007, where applicable. See the Stock and Option Compensation table below for additional detail regarding the amounts recognized in this column.

(2) This column represents the dollar amount recognized for financial statement reporting purposes in 2007 (without regard to any estimate of forfeiture related to service-based vesting conditions) of options granted from 2003 to 2007 under TRH's 2000 Stock Option Plan pursuant to FAS 123R. The amount recognized for these awards was calculated based on TRH's binomial option-pricing model, using the assumptions described in Note 12 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2007. See the Stock and Option Compensation table below for additional detail regarding the amounts recognized in this column.

(3) This column represents (1) annual performance cash bonuses under the Executive Bonus Plan and (2) payments under TRH's quarterly bonus program. In addition, this column represents the dollar amount recognized for financial reporting purposes in 2007 (without regard to any estimate of forfeiture related to service-based vesting conditions) of the 2005 Long-Term Cash Award Agreement (the "Award") entered into with Mr. Orlich at year-end 2005. Under the terms of the Award, Mr. Orlich will be entitled to receive $550,000 if he remains employed with TRH during the period beginning January 1, 2006 and ending December 31, 2010. If Mr. Orlich's employment with TRH terminates prior to December 31, 2010 for any reason other than death or permanent disability he will forfeit the Award.

(4) This column represents the total change in 2007 of the actuarial present value of the accumulated benefit under all of TRH's defined benefit and actuarial pension plans. These plans are described in "Post-Employment Compensation—Pension Benefits."

(5) This column includes the incremental costs of perquisites and benefits and TRH's matching contributions under the American International Group, Inc. Incentive Savings Plan (401(k)) for Messrs. Orlich, Skalicky, Vijil and Sapnar and TRH's contributions to the AIG Retirement Savings Plan (United Kingdom) for Mr. Bonny. These matching contributions include the following amounts: Orlich—$15,750; Skalicky—$15,750; Bonny—$119,472; Vijil—$15,750; and Sapnar—$15,750. See "Perquisites and Benefits" for additional detail regarding the amounts in this column.

Detail regarding amounts recognized for stock and option awards. The amounts recognized for stock and option awards in the Summary Compensation Table are aggregate amounts that relate to annual accruals for multiple stock-based and option-based awards to each named executive. In the case of stock awards, TRH recognized expenses in 2007 relating to the named executives' 2007 and 2006 Performance RSUs under the Partners Plan (granted by TRH in 2006) and 2007 Senior Performance RSUs under the Senior Partners Plan (granted by TRH in 2007), 2006 Senior Performance RSUs for Mr. Orlich under the Senior Partners Plan (granted in 2006), 2005 RSUs under the AIG DCPPP (granted by AIG in 2005) and shares contingently allocated under the SICO plans (granted by SICO in years prior to 2005). For Mr. Sapnar, the expenses in 2007 relating to stock awards also included the time-vested RSUs granted to him in 2005.

In the case of option awards, TRH recognized expenses in 2007 relating to the named executives' outstanding unvested options granted by TRH in years 2007 and prior to 2006.

The Stock and Option Compensation table that follows provides additional detail regarding the amounts recognized in the Stock Awards and Option Awards columns in the Summary Compensation Table.

Stock and Option Compensation

Stock Awards

Name	Partners Plan (Granted in 2007)	Partners Plan (Granted before 2007)(1)	Senior Partners Plan (Granted in 2007)	Senior Partners Plan (Granted before 2007)	AIG DCPPP (Granted in 2005)	SICO DCPPPS (Granted before 2005)	Restricted Stock (Granted before 2007)	Total
Robert F. Orlich	$ —	$514,255	$362,602	$366,222	$280,471	$650,454	$ —	$2,174,004
Steven S. Skalicky	$ —	$220,252	$ 88,305	$ —	$102,885	$182,886	$ —	$ 594,328
Paul A. Bonny	$ —	$207,261	$ 88,305	$ —	$ 69,782	$110,271	$ —	$ 475,619
Javier E. Vijil	$ —	$207,261	$ 88,305	$ —	$ 75,716	$ 96,938	$ —	$ 468,220
Michael C. Sapnar	$ —	$181,370	$ 88,305	$ —	$ 33,863	$ 38,464	$87,438	$ 429,440

Option Awards

Name	Granted in 2007	Granted before 2007	Total
Robert F. Orlich	$321,888	$778,586	$1,100,474
Steven S. Skalicky	$160,944	$441,971	$ 602,915
Paul A. Bonny	$160,944	$441,971	$ 602,915
Javier E. Vijil	$160,944	$441,971	$ 602,915
Michael C. Sapnar	$187,768	$198,628	$ 386,396

(1) Grants for the 2007-2008 Partners Plan period (2007 Performance RSUs) and the 2006-2007 Partners Plan period (2006 Performance RSUs) are included in this column as both of these grants were made in August and September 2006.

Perquisites, Benefits and Transactions with Officers.

The following table details the incremental cost to TRH of perquisites received by each of the named executives.

Perquisites & Benefits

Name	Car Service/ Car Allowance/ Parking(1)	Club Memberships and Recreational Opportunities(2)	Housing, Home Security and Other Living Expenses	Total
Robert F. Orlich	$ 5,449	$ 9,200	$ —	$14,649
Steven S. Skalicky	$ —	$ 6,300	$ —	$ 6,300
Paul A. Bonny	$17,268	$ 7,799	$7,014	$32,081
Javier E. Vijil	$23,934	$13,201	$ —	$37,135
Michael C. Sapnar	$ —	$ 6,313	$ —	$ 6,313

(1) For the named executives, the cost for car-related perquisites represents TRH's direct expenditures. SEC rules require that costs of commuting and other uses not directly and integrally related to TRH's business be disclosed as compensation to the executive. One hundred percent of the preceding costs have been allocated to compensation for the named executive officers.

(2) This column represents the Company's expense for corporate memberships in country clubs for which the named executive is listed as the member, and gym clubs.

2007 Grants of Plan-Based Awards

In 2007, TRH granted performance-based awards to the named executive officers under three of its four equity-based plans: the Stock Option Plan, the Partners Plan and the Senior Partners Plan.

Options. TRH provides part of its long-term compensation through time-vested option grants. All options for each of the named executives have four-year pro rata vesting and an exercise price equal to the closing price of TRH common stock on the date of grant.

Restricted Stock Units. TRH provides part of its long-term compensation to key employees (other than the named executives) through grants of time-vested Restricted Stock Units. On occasion, time-vested RSUs may be used to provide additional compensation to the named executives.

Partners Plan. The Partners Plan operates for successive overlapping two-year performance periods. The first performance period was January 1, 2006 through December 31, 2007. See discussion on page 22 under "Performance RSUs earned under the Partners Plan". Participants earn performance-based restricted stock units (Performance RSUs) that entitle them to receive shares of TRH common stock based on the cumulative growth in TRH's adjusted book value, as defined under the plan, over the two-year performance period if a threshold level of growth established by the Committee at the beginning of the period is achieved. The number of Performance RSUs that can be earned at the end of each period ranges from zero to 150 percent of the Partners Plan's target award. Earned Performance RSUs vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the relevant performance period. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH before reaching age 65.

In 2006, TRH granted two performance cycles of Partners Plan awards for the the 2006-2007 performance period (2006 Performance RSUs) and the 2007-2008 performance period (2007 Performance RSUs). No Partners Plan awards were granted in 2007. The Compensation Committee expects to grant Partners Plan awards during the first quarter of each performance period but concluded that announcing the 2007 Performance RSU grant early, during 2006, served an important retention purpose. The early grant of 2007 Performance RSUs did not affect the operation of the awards; performance and vesting operate in the same way as if the awards had been granted in 2007.

In February 2008, TRH granted Partners Plan awards for the 2008-2009 performance period (2008 Performance RSUs) to all of the named executive officers. The 2008 Performance RSUs operate under the same performance and vesting terms as the 2006 and 2007 Performance RSUs.

Senior Partners Plan. The Senior Partners Plan operates for successive overlapping three-year performance periods. The first performance period was January 1, 2006 through December 31, 2008. Participants earn performance-based restricted stock units (Senior Performance RSUs) that entitle them to receive shares of TRH common stock based on the cumulative growth in TRH's adjusted book value, as defined under the plan, over the three-year performance period if a threshold level of growth established by the Committee at the beginning of the period is achieved. The number of Senior Performance RSUs that can be earned at the end of each period ranges from zero to 200 percent of the Senior Partners Plan's target award. Earned Senior Performance RSUs vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the relevant performance period. Any unvested Senior Performance RSUs generally will be forfeited if the participant ceases employment with TRH before reaching age 65.

In 2007, TRH granted Senior Partners Plan awards, for the 2007-2009 performance period (2007 Senior Performance RSUs) to all of the named executives. The Compensation Committee expects to grant Senior Partners Plan awards during the first quarter of each performance period.

In February 2008, TRH granted Senior Partners Plan awards for the 2008-2010 performance period (2008 Senior Performance RSUs) to all of the named executive officers. The 2008 Senior Performance RSUs operate under the same performance and vesting terms as the 2006 and 2007 Senior Performance RSUs.

2007 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Plan Units	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)	Estimated Future Payouts Under Equity Incentive Plan Awards (# of TRH Shares)(2)			All Other Stock Awards (# of TRH Shares)	All Other Option Awards (# of TRH Shares)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Equity Awards ($)(3)
				Threshold	Target	Maximum				
Robert F. Orlich										
Senior Partners Plan 2007 Grant	2/9/2007	15,000		7,500	15,000	30,000				$1,862,550
2007 Options	2/9/2007							60,000	$64.31	$1,404,600
Steven S. Skalicky										
Senior Partners Plan 2007 Grant	2/9/2007	3,000		1,500	3,000	6,000				$ 372,510
2007 Options	2/9/2007							30,000	$64.31	$ 702,300
Paul A. Bonny										
Senior Partners Plan 2007 Grant	2/9/2007	3,000		1,500	3,000	6,000				$ 372,510
2007 Options	2/9/2007							30,000	$64.31	$ 702,300
Javier E. Vijil										
Senior Partners Plan 2007 Grant	2/9/2007	3,000		1,500	3,000	6,000				$ 372,510
2007 Options	2/9/2007							30,000	$64.31	$ 702,300
Michael C. Sapnar										
Senior Partners Plan 2007 Grant	2/9/2007	3,000		1,500	3,000	6,000				$ 372,510
2007 Options	2/9/2007							35,000	$64.31	$ 819,350

(1) Bonus payments under the Executive Bonus Plan are set forth in the "Summary Compensation Table" on page 22.

(2) Amounts shown represent the Performance RSUs and Senior Performance RSUs that will be earned if the cumulative growth in adjusted book value meets the Partners and Senior Partners Plans threshold, target and maximum performance goals, as indicated. The amount of Performance RSUs and Senior Performance RSUs earned for performance between threshold and target levels and between target and maximum levels is determined on a straight-line basis under both plans.

(3) Amounts shown represent the grant date fair values in accordance with FAS 123R calculated using the assumptions described in Note 12 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2007 of grants of 2007 Senior Performance RSUs under the Senior Partners Plan. Performance RSUs and Senior Performance RSUs granted under the Partners and Senior Partners Plans do not pay dividends.

The amounts shown represent the total grant date fair values of the 2007 Senior Performance RSUs that will be earned by the named executive for performance at the maximum level under the Senior Partners Plan for 2007. The total grant date fair values of the 2007 Senior Performance RSUs that are actually earned by the named executives may be different depending on performance under the Senior Partners Plan for 2007 and Senior Performance RSUs will be forfeited if performance falls below the threshold level.

Time vested options granted under the 2000 Stock Option Plan are valued using TRH's binomial option pricing model.

EXERCISES AND HOLDINGS OF PREVIOUSLY AWARDED EQUITY

Outstanding Equity Awards at December 31, 2007

Equity-based awards held at the end of 2007 by each of the named executives were issued under the Partners Plan, Senior Partners Plan, 1995 and 2000 Stock Option Plans, and, for Mr. Sapnar, the 2003 Stock Incentive Plan, as well as under (1) a series of two-year Deferred Compensation Profit Participation Plans that historically were provided by SICO and (2) AIG's 2005-2006 Deferred Compensation Profit Participation Plan (AIG DCPPP).

SICO Plans. Key employees have participated in a series of two-year Deferred Compensation Profit Participation Plans that historically were provided by SICO. The original SICO Plan came into being in 1975 when the voting shareholders and Board of Directors of SICO, whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding management of all American International companies, including TRH. Participation in the SICO plans by any person, and the extent of such participation, has been at the sole discretion of SICO's board of directors. SICO is responsible for issuing cash or AIG common stock under the SICO plans when required; AIG and TRH have made no payments under these plans, although AIG and TRH record the expense attributable to these plans in their respective financial statements. In 2005, AIG took steps to protect the interests of AIG's and TRH's current employees with respect to these benefits. AIG agreed, subject to conditions, to make any payment or delivery of AIG Common Stock that is not promptly made with respect to the benefits accrued by current employees of AIG or TRH and their subsidiaries under the SICO plans.

Shares that have been contingently allocated to the named executives under the SICO plans are identified in the Outstanding Equity Awards at December 31, 2007 table. They will not be paid until various vesting schedules are met according to the level of participation of the named executive and are generally subject to forfeiture on earlier termination of employment. The SICO board of directors has the authority to reinstate a payout right and may permit early payout of shares, including dividends. Before earning the right to payout, a participant is not entitled to any equity interest with respect to the contingently allocated shares. Although SICO's board of directors has the authority to pay a participant cash in lieu of shares of AIG common stock, in December 2006, SICO's Board notified participants in the SICO plans that it will make payments in shares of AIG common stock that it owns rather than in cash.

AIG DCPPP. The AIG DCPPP was modeled on plans previously provided by SICO, except that it is administered by AIG and its costs will be borne directly by AIG and/or TRH. Under the AIG DCPPP in 2007, participants were awarded time-vested AIG RSUs based upon the number of plan units they had been granted. Each of the named executives was awarded the AIG RSUs detailed in the following table. In March 2008, the AIG Compensation and Management Resources Committee shortened the vesting schedule of these time-vested AIG RSUs so that they will vest in equal portions in 2009 and 2010. Any unvested AIG RSUs generally will be forfeited if the participant ceases employment with AIG and/or TRH prior to normal retirement at age 65 unless the Committee determines otherwise.

Year-End Holdings. The following table sets forth outstanding equity-based awards held by each of the named executives as of December 31, 2007.

Outstanding Equity Awards at December 31, 2007

						Stock Awards			
						Unvested (No Longer Subject To Performance Conditions)		Unvested and Subject to Performance Conditions under Equity Incentive Plans	
		Option Awards(1)							
Name	Year Granted	Number Exercisable	Number Unexercisable	Exercise Price	Expiration Date	Plan(2)	Number of Shares	Market Value(3)	Number of Shares	Market Value(4)
---	---	---	---	---	---	---	---	---	---	---
Robert F. Orlich....	2007	0	60,000	$64.31	2/9/2017	2006-PP	12,240	889,481	0	0
	2006	0	0	—		2007-PP	0	0	27,312	1,984,763
	2005	30,000	30,000	$69.95	11/30/2015	2006-SPP	0	0	24,000	1,744,080
	2004	37,500	12,500	$60.34	12/2/2014	2007-SPP	0	0	30,000	2,180,100
	Dec. 2003	62,500	0	$62.07	12/4/2013	AIG DCPPP	32,640	1,902,912	0	0
	March 2003	62,500	0	$52.68	3/24/2013	SICO	148,174	8,638,544	0	0
	2002	62,500	0	$55.70	12/5/2012	Total	193,054	11,430,937	81,312	5,908,943
	2001	50,000	0	$72.79	12/3/2011					
	2000	56,250	0	$50.80	11/30/2010					
	1999	53,800	0	$40.80	12/2/2009					
	1998	44,390	0	$40.23	12/3/2008					
Steven S. Skalicky...	2007	0	30,000	$64.31	2/9/2017	2006-PP	5,595	406,589	0	0
	2006	0	0	—		2007-PP	0	0	11,190	813,177
	2005	20,000	20,000	$69.95	11/30/2015	2007-SPP	0	0	6,000	436,020
	2004	24,000	8,000	$60.34	12/2/2014	AIG DCPPP	12,150	708,345	0	0
	Dec. 2003	25,000	0	$62.07	12/4/2013	SICO	42,696	2,489,177	0	0
	March 2003	18,750	0	$52.68	3/24/2013	Total	60,441	3,604,110	17,190	1,249,197
	2002	18,750	0	$55.70	12/5/2012					
	2001	15,625	0	$72.79	12/3/2011					
	2000	18,750	0	$50.80	11/30/2010					
	1999	2,450	0	$40.80	12/2/2009					
	1998	2,485	0	$40.23	12/3/2008					
Paul A. Bonny......	2007	0	30,000	$64.31	2/9/2017	2006-PP	5,265	382,608	0	0
	2006	0	0	—		2007-PP	0	0	10,530	765,215
	2005	20,000	20,000	$69.95	11/30/2015	2007-SPP	0	0	6,000	436,020
	2004	24,000	8,000	$60.34	12/2/2014	AIG DCPPP	11,340	661,122	0	0
	Dec. 2003	25,000	0	$62.07	12/4/2013	SICO	32,975	1,922,443	0	0
	March 2003	18,750	0	$52.68	3/24/2013	Total	49,580	2,966,172	16,530	1,201,235
	2002	18,750	0	$55.70	12/5/2012					
	2001	15,625	0	$72.79	12/3/2011					
	2000	18,750	0	$50.80	11/30/2010					
	1999	18,750	0	$40.80	12/2/2009					
	1998	18,750	0	$40.23	12/3/2008					
Javier E. Vijil.......	2007	0	30,000	$64.31	2/9/2017	2006-PP	5,265	382,608	0	0
	2006	0	0	—		2007-PP	0	0	10,530	765,215
	2005	20,000	20,000	$69.95	11/30/2015	2007-SPP	0	0	6,000	436,020
	2004	24,000	8,000	$60.34	12/2/2014	AIG DCPPP	11,340	661,122	0	0
	Dec. 2003	25,000	0	$62.07	12/4/2013	SICO	22,797	1,329,065	0	0
	March 2003	18,750	0	$52.68	3/24/2013	Total	39,402	2,372,795	16,530	1,201,235
	2002	18,750	0	$55.70	12/5/2012					
	2001	15,625	0	$72.79	12/3/2011					
	2000	8,750	0	$50.80	11/30/2010					
	1999	13,450	0	$40.80	12/2/2009					
	1998	2,485	0	$40.23	12/3/2008					
Michael C. Sapnar..	2007	0	35,000	$64.31	2/9/2017	2006-PP	4,605	334,645	0	0
	2006	0	0	—		2007-PP	0	0	9,218	669,872
	2005	7,000	7,000	$69.95	11/30/2015	2007-SPP	0	0	6,000	436,020
	2004	12,000	4,000	$60.34	12/2/2014	TRH RSU's	5,000	363,350	0	0
	Dec. 2003	12,500	0	$62.07	12/4/2013	AIG DCPPP	5,400	314,820	0	0
	March 2003	6,250	0	$52.68	3/24/2013	SICO	11,525	671,908	0	0
	2002	6,250	0	$55.70	12/5/2012	Total	26,530	1,684,723	15,218	1,105,892
	2001	3,437	0	$72.79	12/3/2011					
	2000	0	0	$50.80	11/30/2010					
	1999	0	0	$40.80	12/2/2009					
	1998	0	0	$40.23	12/3/2008					

(1) All options granted have four-year pro-rata vesting schedules and an exercise price equal to closing sale price on the New York Stock Exchange on the date of grant.

(2) Outstanding earned 2006 Performance RSUs (2006 PP) will vest in equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. Outstanding 2006 Senior Performance RSUs (2006 SPP), 2007 Senior Performance RSUs (2007 SPP) and 2007 Performance RSUs (2007 PP) are unearned. If earned, these awards will vest in equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. Any unvested awards generally will be forfeited if the participant ceases employment with TRH. For more information, see "2007 Grants of Plan-Based Awards."

The number and market value of unearned awards under the Partners Plan and Senior Partners Plan are presented as if the relevant performance conditions have been satisfied at the maximum level. This assumption is for illustration only, and depending on future performance under the Partners Plan and Senior Partners Plan the conditions may be satisfied at a lower level or not at all.

The outstanding 2005 time-vested RSU award (2005 RSU) for Mr. Sapnar consists of an award granted to Mr. Sapnar in December 2005, which will vest and shares will be delivered promptly after the fourth anniversary of the grant date.

Under the AIG DCPPP and certain of the SICO plans, if each of the named executives continues to be employed by AIG or TRH at the end of the eighth year after units were granted and has not yet reached age 65, he will be contingently allocated additional shares according to the executives level or participation in the plans. Under the AIG DCPPP, this contingent allocation will be made in 2009, and the RSUs contingently allocated will vest in 2012. For the named executives, the amounts in the column include these additional shares that will be contingently allocated in future years based on continued service.

(3) The outstanding awards under the SICO plans and the AIG DCPPP are based on AIG's closing sale price on December 31, 2007 of $58.30 per share. For Mr. Sapnar, the outstanding time-vested RSU's of TRH common stock are based on TRH's closing sale price on December 31, 2007 of $72.67 per share.

(4) Based on TRH's closing sale price on December 31, 2007 of $72.67 per share.

Option Exercises During 2007

The following table sets forth the amounts realized by each of the named executives as a result of the exercise of options in 2007. Other than pro rata vesting of options granted in prior years, no stock awards vested in 2007.

2007 Option Exercises

	Option Awards Exercised in 2007	
Name	Number of Shares	Value Realized(1)
Robert F. Orlich..	44,267	$1,138,831
Steven S. Skalicky	35,268	$1,116,241
Paul A. Bonny...	18,749	$ 631,211
Javier E. Vijil	15,032	$ 328,748
Michael C. Sapnar...	5,625	$ 111,844

(1) Aggregate closing sale price of shares of TRH Common Stock underlying options exercised on date of exercise less aggregate exercise price of options.

Post-Employment Compensation

Pension Benefits

TRH maintains qualified and nonqualified defined benefit plans that provide retirement benefits. Employees of TRH and its subsidiaries who are citizens of the United States or non-citizens working in the United States are covered under the American International Group, Inc. Retirement Plan, a multi-employer tax-qualified defined benefit retirement plan. Participants whose formula benefit is restricted from being paid from the tax-qualified retirement plan due to IRS limits on compensation and benefits are eligible to participate in the Excess Retirement Income Plan. Participants, including the named executives except for Mr. Bonny, receive the tax-qualified retirement plan benefit and the Excess Retirement Income Plan benefit. Mr. Bonny participates in the AIG Retirement Savings Plan in the United Kingdom (the "UK Plan").

The Excess Retirement Income Plan provides a benefit equal to the portion of the benefit that is not permitted to be paid from the tax-qualified retirement plan due to IRS limits on compensation and benefits. Therefore, the plan formula is the same formula used in the tax-qualified retirement plan. The tax-qualified retirement plan and Excess Retirement Income Plan formula varies depending on years of service credited and on average final salary. The formula ranges from 0.925 percent to 1.75 percent times average final salary for each year of credited service up to 44 years. For participants who retire after the normal retirement age of 65, the retirement benefit is equal to the greater of the benefit determined using the formula described above or the benefit that the participants could have received upon retirement at age 65, actuarially increased to reflect the later benefit commencement date.

For purposes of all of the domestic retirement plans, average final salary is the average pensionable salary of a participant during those three consecutive years in the last ten years of credited service that afford the highest such average, or during all of the years of credited service if less than three years. Average final salary includes the regular salary paid by TRH and its subsidiaries and does not include amounts attributable to overtime pay, quarterly bonuses, annual cash bonuses or long-term incentive awards.

Mr. Bonny participates in the UK Plan, a defined contribution plan which complies with all applicable laws and regulations in the United Kingdom. Under the UK Plan, the Company contributes a percentage of an employee's pensionable salary based upon the participant's age and length of service with the Company. These contributions may range between 5% and 17% of pensionable salary. A participant may also make voluntary contributions to the UK Plan. During 2007, the Company matched a portion of these contributions up to a maximum of 4% of pensionable salary dependent on the age of the participant.

Contributions into the UK Plan are invested in a number of investment funds which are selected by the participant. The participant may change investment elections monthly. The participant's contributions and earnings on them are always fully vested, while company contributions and earnings on them vest upon completion of three months of membership in the UK Plan.

Normal retirement in the UK Plan is age 65, although a participant can retire at any time after age 50. At retirement, the value of the account is used to purchase an annuity for the participant. A portion of the account value may also be taken as a tax free lump sum, subject to limits set out by Her Majesty's Revenue and Customs.

Early retirement benefits. Each of the domestic retirement plans provides for reduced early retirement benefits. These benefits are available to participants in the tax-qualified retirement plan who have reached age 55 and participants in the Excess Retirement Income Plan who have reached age 60, in each case with 10 or more years of credited service. Early retirement under the Excess Retirement Income Plan requires the approval of the Board overseeing the Plan.

In the case of approved early retirement, participants in the tax-qualified retirement plan and the Excess Retirement Income Plan will receive the plan formula benefit projected to normal retirement at age 65 (using average final salary as of the date of early retirement), but prorated based on years of actual service, then reduced by a further amount. Participants in the tax qualified retirement plan with at least 10 years of continuous service to TRH or AIG have a reduced vested retirement allowance pursuant to which, in the case of termination of employment prior to reaching age 55, such participants may elect to receive the reduced early retirement benefit commencing at any date between age 55 and age 65 and reduced by an additional 1/15 for each of the first 5 years, and 1/30 for each of the next five years, by which such commencement precedes age 65. Participants in the domestic retirement plans may not choose to receive a lump sum payment upon normal or early retirement.

Death and disability benefits. Each of the domestic retirement plans also provides for death and disability benefits. In the case of death, the Excess Retirement Income Plan provides a participant with at least five years of credited service to TRH or AIG with a survivor annuity equal to 40 percent of the participant's accumulated benefit, reduced by the death benefits payable under the tax-qualified plan, and potentially further reduced based on the age of the surviving spouse. If a participant dies while actively employed on or after age 65, the tax-qualified plan provides a death benefit equal to the amount that would have been paid if the participant had a 100 percent joint and survivor annuity in effect on his date of death. The Excess Retirement Income Plan provides death benefits equal to the death benefits under the tax-qualified plan if such benefits were calculated without giving effect to the limitations imposed by the IRS, reduced by the death benefits actually payable under the tax-qualified plan.

In the case of permanent disability, a participant generally may receive a benefit based on average final salary and years of credited service that is payable after the participant ceases to receive payments under AIG's long-term disability plan at age 65. Under the tax-qualified retirement plan and the Excess Retirement Income Plan, participants continue to accrue years of credited service while receiving payments under AIG's long-term disability plan before reaching age 65.

As with other retirement benefits, in the case of death and disability benefits, the formula benefit under the Excess Retirement Income Plan is reduced by amounts payable under the tax-qualified retirement plan.

The following table details the accumulated benefits under the defined benefit plans in which each named executive participates.

2007 Pension Benefits

Name	Plan Name	Years of Credited Service	Present Value of Accumulated Benefit	Payments During 2007
Robert F. Orlich	AIG, Inc. Retirement Plan	21.167	$ 421,849	$0
	Excess Retirement Income Plan	21.167	$1,312,052	$0
	Total		$1,733,901	$0
Steven S. Skalicky	AIG, Inc. Retirement Plan	21.417	$ 398,692	$0
	Excess Retirement Income Plan	21.417	$ 707,736	$0
	Total		$1,106,428	$0
Paul A. Bonny	AIG, Inc. Retirement Plan	0	$ 0	$0
	Excess Retirement Income Plan	0	$ 0	$0
	Total		$ 0	$0
Javier E. Vijil	AIG, Inc. Retirement Plan	13.917	$ 198,239	$0
	Excess Retirement Income Plan	13.917	$ 315,950	$0
	Total		$ 514,189	$0
Michael C. Sapnar	AIG, Inc. Retirement Plan	12.417	$ 77,521	$0
	Excess Retirement Income Plan	12.417	$ 100,187	$0
	Total		$ 177,708	$0

(1) The named executives had the following years of service with TRH and/or AIG as of December 31, 2007: Orlich—22.0; Skalicky—22.3; Vijil—14.7; and Sapnar—13.2. Messrs. Orlich, Skalicky, Vijil and Sapnar have fewer years of credited service than actual service under the tax-qualified retirement plan and the Excess Retirement Income Plan because participants must wait 6 months after commencing employment with TRH or AIG before enrolling in those plans. Mr. Bonny does not participate in the tax-qualified retirement plan or the Excess Retirement Income Plan as he participates in the AIG Retirement Savings Plan (United Kindgom), a defined contribution plan. For purposes of the AIG Retirement Savings Plan (United Kindgom), Mr. Bonny has 25.9 years of pensionable service.

(2) The actuarial present values of the accumulated benefits are based on service and earnings as of December 31, 2007 (the pension plan measurement date for purposes of TRH's financial statement reporting). The actuarial present values of the accumulated benefits under the tax-qualified retirement plan and the Excess Retirement Income Plan are calculated based on payment of a life annuity beginning at age 65.

Nonqualified Deferred Compensation

TRH also maintains qualified and nonqualified defined contribution plans. Employees of TRH and its subsidiaries generally may elect to defer a portion of their annual compensation under AIG's 401(k) plan. "Highly compensated" employees as determined under the Internal Revenue Code may also be eligible to defer compensation on a basis that is not tax-qualified under the Supplemental Incentive Savings Plan (SISP). Designated key employees may also participate in the Executive Deferred Compensation Plan (EDCP). Mr. Vijil participates in the SISP.

Supplemental Incentive Savings Plan. Participants in the SISP may defer 10 percent of their annual cash compensation up to a maximum of $11,500 per year. Amounts deferred under the SISP will be credited with earnings based on the returns of a number of mutual funds among which participants may choose. All funds available for selection under the SISP are also available for selection under AIG's tax-qualified 401(k) plan. Participants generally may change their investment elections at any time. Amounts deferred during each year, and earnings thereon, will be distributed in accordance with participants' annual decision to receive installments over a period of five or ten years following a termination of employment after reaching age 60, or in a lump sum payment. Participants whose employment terminates before reaching age 60 must receive their account balances in a lump sum payment.

Executive Deferred Compensation Plan. Participants in the EDCP may defer 50 percent of their annual cash compensation (including amounts deferred or contributed to pre-tax health care or dependent reimbursement accounts) in excess of $200,000, and 100 percent of their annual cash bonuses, up to a maximum of $300,000 per year. Amounts deferred under the EDCP are credited with earnings based on the returns of a small number of mutual funds among which participants may choose. The rules under the EDCP for changing investment elections and receiving distributions are the same as under the SISP.

2007 TRH Nonqualified Elective Defined Contribution Plans

| Name | Elective Defined Contribution Plans | | | | |
	Executive Contributions	TRH Contributions	Aggregate Earnings	Distributions	Balance
Robert F. Orlich	$ 0	$0	$ 0	$0	$ 0
Steven S. Skalicky	$ 0	$0	$ 0	$0	$ 0
Paul A. Bonny	$ 0	$0	$ 0	$0	$ 0
Javier E. Vijil	$11,500	$0	$2,016	$0	$24,556
Michael C. Sapnar	$ 0	$0	$ 0	$0	$ 0

Mr. Vijil participates in the nonqualified Supplemental Incentive Savings Plan (SISP).

Potential Payments on Termination

TRH provides only limited termination entitlements. TRH has not entered into employment agreements other than in connection with acquisitions and new hires, and none of the named executives have employment agreements. Before 2005, TRH had not previously granted severance protection other than what was provided for in TRH's long-term compensation plans.

AIG Executive Severance Plan. Messrs. Orlich, Skalicky, Bonny and Vijil were previously participants in AIG's Executive Severance Plan. The plan was adopted by AIG in 2005 and had a three-year term. The 2005 AIG Executive Severance Plan provided severance payments and benefits to employees of TRH who were chosen by the AIG Compensation and Management Resources Committee in conjunction with the TRH Compensation Committee. The AIG Executive Severance Plan that was in effect on December 31, 2007, was superceded by a new plan in March 2008. As of March 2008, TRH executives no longer participate in the AIG Executive Severance Plan. For more information on these changes, see the Compensation Discussion and Analysis—Indirect Compensation Components—Termination Benefits and Policies.

Severance benefits in 2007. In 2007, the AIG Executive Severance Plan provided for payments or benefits only if a participant's employment was terminated by AIG or TRH without "Cause." The AIG Executive Severance Plan did not include the concept of a "Good Reason" termination in 2007.

In that case, subject to the participant's execution of a release of claims, the participant was entitled to the following:

- For each full year of the participant's service with AIG or its subsidiaries including TRH (but no less than six nor more than 24 years), severance equal to one-twelfth of annual base salary and average annual and quarterly bonuses over the past three fiscal years;

- Continued health and life insurance during the severance period; and

- Additional service and age credit under AIG's pension plans equal to the length of the severance period.

Severance generally would be paid in installments over a number of months equal to the participant's full years of service with AIG or its subsidiaries including TRH (but not less than six months nor more than 24 months). Severance may also be paid in lump sum at the discretion of the AIG Compensation and Management Resources Committee in conjunction with the TRH

Compensation Committee. The amount of severance payable would be reduced by any amount due under an individual employment agreement, other AIG or TRH severance plan or policy or regulatory severance plan or arrangement in a country outside the United States.

Severance payments are not included in the calculation of any AIG pension benefit, and no participant is entitled to receive any payment pursuant to any nonqualified AIG pension plan until the date the participant has ceased receiving severance payments.

Restrictive covenants. To receive severance, a participant must agree to the following, which, except as noted, apply at all times following termination:

- Each participant is generally prohibited from (1) engaging in, being employed by, rendering services to or acquiring financial interests in businesses that are competitive with AIG or TRH, (2) interfering with AIG's or TRH's business relationships with customers, suppliers, or consultants or (3) soliciting or hiring certain key employees of AIG or TRH. This restriction applies for the earlier of one year after termination or the length of the severance period; and

- Each participant may not disclose AIG's or TRH's confidential information.

Treatment of Long-Term Compensation. Although the AIG Compensation and Management Resources Committee approved the AIG Executive Severance Plan to provide key employees with severance protection, no similar protection applies to TRH's long-term compensation. As a result, unvested equity-based awards and unvested awards under TRH's Partners Plan and Senior Partners Plan or the AIG DCPPP will generally be forfeited on termination of employment before the recipient reaches age 65 (unless the Compensation Committee determines otherwise). Unvested awards under historical SICO plans also are generally forfeited, unless the board of directors of SICO determines otherwise. However, all unvested awards outstanding under each of these plans become vested on retirement at or after age 65 and on termination due to disability or death. In addition, a pro rata amount of earned Performance RSUs under the Partners Plan and a pro rata amount of earned Senior Performance RSUs under the Senior Partners Plan will be paid after current performance periods are completed.

Unvested options outstanding become vested on retirement at or after age 65 and on termination due to disability or death. In these cases, options remain exercisable for the remainder of their original terms. In all other cases, all outstanding options (vested and unvested) generally cease to be exercisable on termination. Previously vested options may be exercised for a period of 90 days following termination with the consent of the Compensation Committee.

Quantification of Termination Payments and Benefits. The following table details the payments and benefits that each of the named executives would be provided if he had been terminated on December 31, 2007 under the circumstances indicated. Except where otherwise indicated, payment and benefits would be provided by TRH or AIG. As of March 2008, the named executives no longer participate in the AIG Executive Severance Plan.

Termination Payments & Benefits

Name	Severance(1)	Medical and Life Insurance(2)	Pensions Plan Credit(3)	Unvested Options(4)	Unvested Stock Awards(5)	Total
Robert F. Orlich						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$2,471,583	$18,851	$403,979	$ —	$ —	$ 2,894,413
Death	$ —	$ —	$ —	$737,325	$13,037,235	$13,774,560
Disability	$ —	$ —	$428,108	$737,325	$13,037,235	$14,202,668
Steven S. Skalicky						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$1,408,750	$18,851	$308,744	$ —	$ —	$ 1,736,345
Death	$ —	$ —	$ —	$403,840	$ 3,947,840	$ 4,351,680
Disability	$ —	$ —	$323,332	$403,840	$ 3,947,840	$ 4,675,012
Paul A. Bonny						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$1,874,088	$18,957	$ —	$ —	$ —	$ 1,893,045
Death	$ —	$ —	$ —	$403,840	$ 3,293,914	$ 3,697,754
Disability	$ —	$ —	$ —	$403,840	$ 3,293,914	$ 3,697,754
Javier E. Vijil						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$ 857,500	$12,003	$ —	$ —	$ —	$ 869,503
Death	$ —	$ —	$ —	$403,840	$ 2,700,536	$ 3,104,376
Disability	$ —	$ —	$384,713	$403,840	$ 2,700,536	$ 3,489,089
Michael C. Sapnar						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$ —	$ 6,859	$ —	$ —	$ —	$ 6,859
Death	$ —	$ —	$ —	$360,960	$ 1,980,671	$ 2,341,631
Disability	$ —	$ —	$356,512	$360,960	$ 1,980,671	$ 2,698,143

(1) Severance is generally payable in equal installments over 21 months for Mr. Orlich, 21 months for Mr. Skalicky, 24 months for Mr. Bonny, 14 months for Mr. Vijil.

In the case of termination on death or disability, payments are based on continuation of salary and would be paid in accordance with TRH's or AIG's customary compensation practices at the time. (For purposes of providing an estimate of this benefit, TRH has assumed that the named executive does not become eligible for benefits under AIG's long-term disability policy. This is for purposes of illustration only.)

(2) These amounts represent the cost to TRH of continued health and life insurance coverage following termination, consistent with the assumptions described in Note 18 of the Notes to Consolidated Financial Statements included in AIG's audited Consolidated Financial Statements in AIG's Annual Report on Form 10-K for the year ended December 31, 2007. Where provided, health and life insurance coverage is 21 months for Mr. Orlich, 22 months for Mr. Skalicky, 24 months for Mr. Bonny and 15 months for Mr. Vijil. The benefit continuation would cease on the named executives becoming eligible for equivalent benefits from a new employer. The named executives or their estates may receive medical and life insurance benefits upon death or disability only to the extent that they are generally available to all salaried employees.

(3) These amounts represent the enhancements in value, if any, of benefits to the named executives under AIG's pension plans, in which TRH participates, in the event of early retirement, death or disability. Because the named executives had not reached age 65 as of December 31, 2007, they would not have been entitled to receive payments under the Excess Retirement Income Plan in the

case of early retirement, which would have resulted in a decrease in the present value of their total pension benefits. If Mr. Orlich or Mr. Skalicky had been terminated by TRH without "Cause", the additional age and service credit under the Excess Retirement Income Plan provided by the Executive Severance Plan would have caused Mr. Orlich or Mr. Skalicky to be treated as having reached age 60, with more than 10 years of credited service for purposes of that plan, which would have resulted in an entitlement to an enhanced benefit. The amount for Mr. Orlich or Mr. Skalicky for termination by TRH without "Cause" is equal to the increase in the present value as of December 31, 2007 of Mr. Orlich's or Mr. Skalicky's total pension benefits, calculated using the same assumptions described in "Post-Employment Compensation—Pension Benefits".

In the case of death or disability, the named executives, except for Mr. Bonny, would be eligible to receive benefits in accordance with the terms described in "Post-Employment Compensation— Pension Benefits". Because death benefits under AIG's pension plans, in which TRH participates, are generally no more than half of normal retirement benefits, a termination due to death on December 31, 2007 would have resulted in a decrease in the present value as of that date of the named executives' total pension benefits. The amounts for the named executives other than Mr. Bonny for termination due to permanent disability are equal to the increase in the present value, if any, as of December 31, 2007 of their total pension benefits, calculated using the same assumptions described in "Post-Employment Compensation—Pension Benefits", due to additional years of credited service that would have accrued during participation in AIG's long-term disability plan, in which TRH participates, before reaching age 65.

(4) Represents the difference between the total market value (based on the closing sale price of $72.67 on December 31, 2007) of TRH shares underlying options that become vested and exercisable on termination and the total exercise price of these options. Option holdings at the end of 2007 are detailed in the Outstanding Equity Awards at December 31, 2007 table.

(5) Represents the total market value (based on the closing sale price of $58.30 on December 31, 2007) of (1) AIG shares underlying previously earned SICO awards that become vested on termination, (2) AIG shares underlying previously earned AIG DCPPP awards, (3) the total market value (based on the closing sale price of $72.67 on December 31, 2007) of outstanding time-vested TRH restricted stock units that become vested on termination and (4) a pro rata amount of any 2006 and 2007 Performance RSUs actually earned. (For purposes of providing an estimate of the benefit provided under clause (4), the amount assumes that TRH achieves target performance under the Partners Plan for the 2007-2008 and the Senior Partners Plan for 2006-2008 and 2007-2009 performance periods. This assumption is for illustration only.) The estimate of the benefit provided under the 2006-2007 Partners Plan is calculated at the maximum performance level as a result of the performance achieved in the 2006-2007 measurement period.

Shares underlying SICO awards will be paid by SICO and not TRH or AIG. The AIG shares underlying previously earned SICO awards may become vested and be paid at the discretion of SICO's Board of Directors. Upon terminations for which an amount of $0 is listed in this column (indicating forfeiture of unvested AIG shares under the SICO plans), SICO's Board of Directors has authority to reinstate payout rights under the SICO plans. The shares of each named executive underlying previously earned SICO awards had the following market values as of December 31, 2007: Orlich—$8,638,544; Skalicky—$2,489,177; Bonny—$1,922,443; Vijil—$1,329,065; and Sapnar—$671,908.

Equity Compensation Plan Information

The following table provides summarized information with respect to equity compensation granted by TRH as of December 31, 2007 as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Stock options	2,419,783	$58.72	1,385,000
Service & performance RSUs	541,042	—	376,211
Equity compensation plan not approved by security holders	—	—	—
Total	2,960,825	$47.99	1,761,211

(1) Includes shares reserved for issuance in connection with 2006 and 2007 Performance RSUs (at maximum payout levels) granted in 2006 and 2007 under the Partners and Senior Partners Plans.

(2) Includes restricted stock units and Performance RSUs with a zero exercise price.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the preparation, presentation and integrity of TRH's financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and expressing an opinion on the effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

Committee Organization and Operation

The Audit Committee's function, as provided in the Audit Committee charter, is to assist the Board of Directors in its oversight of:

- The integrity of TRH's financial statements;

- TRH's internal control over financial reporting;

- TRH's compliance with legal and regulatory requirements;

- The independent accountants' qualifications, independence and performance; and

- The performance of TRH's internal audit function.

The Committee's charter is available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section.

The Audit Committee held 13 meetings during 2007.

Independence. The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has determined that all members of the Committee are independent, as required by NYSE listing standards and SEC rules.

Expertise. The Board of Directors has also determined, on the recommendation of the Nominating and Corporate Governance Committee, that all members of the Committee are financially literate, as defined by NYSE listing standards, and that John G. Foos is an audit committee financial expert, as defined by SEC rules and has been designated as the audit committee financial expert and, on the recommendation of the Nominating and Corporate Governance Committee, has determined that Mr. Foos has accounting or related financial management expertise, as defined by the NYSE listing standards. Although designated as an audit committee financial expert, Mr. Foos does not act as an accountant for TRH and, under SEC rules, is not an "expert" for purposes of the liability provisions of the Securities Act or for any other purpose. Under the Federal securities laws, Mr. Foos does not have any responsibilities or obligations in addition to those of the other Audit Committee members; for these purposes, all Audit Committee members have the identical duties and responsibilities.

Prior to his death, Mr. Mackowski served as the audit committee financial expert for purposes of the rules of the Securities and Exchange Commission and had related financial management expertise for purposes of the New York Stock Exchange listing standards by virtue of his 36 years of experience in the insurance industry and having actively supervised the preparation of financial statements as Chairman and Chief Executive Officer of the Atlantic Mutual Companies. During 2006, Mr. Mackowski served as the Audit Committee Chairman. On February 26, 2007, the Committee elected Ms. Diana K. Mayer to serve as the Audit Committee Chairperson following Mr. Mackowski's death.

Audited Financial Statements

In the performance of its oversight function, the Committee has considered and discussed the 2007 audited financial statements with management and PricewaterhouseCoopers LLP, including a discussion of the quality, and not just the acceptability, the reasonableness of significant judgments, clarity of the disclosures and the condition of internal controls over financial reporting. The Committee has reviewed with the Director of Internal Audit and the PricewaterhouseCoopers LLP engagement team the scope and plans for their respective audits and has met with the Director of Internal Audit and senior engagement partner of PricewaterhouseCoopers LLP, with and without management present, to discuss audit results, their evaluations of TRH's internal controls and the overall quality of TRH's financial reporting. The Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by PCAOB AU 380A, "Communication with Audit Committees". Finally, the Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with PricewaterhouseCoopers LLP its independence.

Based upon the reports and discussion described in this report, the Audit Committee, in accordance with its responsibilities, recommended to the Board of Directors, and the Board approved, inclusion of the audited financial statements for the year ended December 31, 2007 in TRH's Annual Report on Form 10-K filed with the SEC.

Audit Committee

Diana K. Mayer, Chairperson
James Balog
John G. Foos
Richard S. Press

II. APPROVAL OF A PROPOSAL TO ADOPT THE 2008 NON-EMPLOYEE DIRECTORS' STOCK PLAN

On March 25, 2008, the Board of Directors approved for submission to the stockholders the Transatlantic Holdings, Inc. 2008 Non-Employee Directors' Stock Plan (the "Plan"). The affirmative vote of a majority of votes cast is required for approval of the Plan. Abstentions will have the effect of a vote against the approval of the Plan and broker non-votes will reduce the number of votes required to achieve a majority vote.

The principal features of the Plan are summarized below. The summary is qualified in its entirety by the full text of the Plan, which is set forth as Appendix C to this Proxy Statement.

General

The Plan is designed to strengthen the alignment of interests between non-employee Directors of the Company (the "Non-Employee Directors") and the stockholders through the increased ownership by Non-Employee Directors of shares of the Company's Common Stock or other equity instruments that track the value of the Company's Common Stock. Participants in the plan may be granted (i) restricted stock units or other awards related to the value of the Company's Common Stock ("RSUs"), (ii) shares of Common Stock restricted in a manner determined by the Committee, (iii) non-qualified options to purchase shares of Common Stock ("Stock Options") and/or (iv) stock appreciation rights ("SARS" and together with RSUs, Restricted Shares and Stock Options, "Awards"). It is expected that 7 Non-Employee Directors will receive Awards.

The Plan was adopted on March 25, 2008 subject to stockholder approval. The Plan will terminate on December 31, 2018 unless a different termination date is fixed by the stockholders or by action of the Board of Directors, but no such termination shall affect the prior rights under the Plan of the Company or of anyone to whom Awards or shares have been transferred prior to such termination.

Absent a change in the Company's capitalization, the total number of shares of Common Stock that may be the subject of Awards will not exceed 100,000 shares. Common Stock to be delivered pursuant to the Plan shall be authorized but unissued or unused treasury shares.

Administration

The Plan will be administered by the Nominating and Corporate Governance Committee of the Board or such other committee as may be designated by the Board (the "Committee"). Awards will be subject to such terms and conditions, including vesting provisions, as the Committee may determine. The Committee may make all other determinations it deems necessary or advisable for administering the Plan including amending or repealing the Plan. Awards may include dividend equivalent rights.

Stock Options and SARs

The Committee may, from time to time, grant Non-Employee Directors one or more stock options or SARs, each having an exercise price or base price, as applicable, no less than the closing price of the Common Stock on the New York Stock Exchange on the date of the grant. Unless the agreement representing the grant of a Stock Option or SAR provides otherwise, Stock Options and SARs have a term of not more than ten years from the date of grant and are exercisable not less than one year from the date of grant, except upon the death of a Participant, in which case Stock Options and SARs are immediately exercisable. All shares awarded may be subject to such conditions and restrictions, if any, as the Committee may determine.

Upon exercise each holder of a SAR will be entitled to a redemption differential, payable either in shares of Common Stock or cash, for each such SAR, equal to the difference between the closing price of the Common Stock on the New York Stock Exchange on the date of exercise and the base price of the SAR.

Restricted Shares and RSUs

The Committee may, from time to time, grant Non-Employee Directors one or more Restricted Shares or RSUs. All Restricted Shares and RSUs may be subject to such conditions and restrictions, if any, as the Committee may determine.

In general, the Company shall deliver shares of Common Stock upon the vesting of an RSU; provided, however, that the Committee may determine prior to the grant of an RSU that the Non-Employee Director may elect that the shares of Common Stock (or cash in lieu thereof) to be delivered at such time or times subsequent to vesting in a manner permitted by Section 409A of the Code.

Adjustments

In the event of any reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering, share exchange, reclassification, distribution, spin-off or other change affecting the corporate structure, capitalization or Common Stock of the Company, (i) the number of shares authorized to be issued under the Plan, (ii) the number of shares covered by outstanding Stock Options, SARs, Restricted Shares or RSUs and (iii) the exercise or base price of Stock Options or SARs shall be adjusted appropriately and equitably to prevent dilution or enlargement of rights under the Plan.

Amendment and Termination

The Board may, at any time, repeal the Plan or amend it, except that no such amendment may increase the total aggregate number of shares subject to the Plan or alter the persons eligible to receive shares under the Plan. If the Plan is repealed in its entirety, all theretofore granted Awards subject to conditions or restrictions shall continue to be subject to such conditions or restrictions.

Tax Matters

Upon the grant of a Stock Option, no income will be realized by the optionee for federal income tax purposes, and the Company will not be entitled to any deduction. Upon the exercise of such a Stock Option, the optionee will realize ordinary income in the amount by which the fair market value of the Company Common Stock at the time of exercise exceeds the exercise price, and the Company will be entitled to a corresponding deduction.

Approval of Amendments requires approval by a majority of the shares of the Company's Common Stock present and entitled to vote at the meeting.

New Plan Benefits Table

2007 Awards Made Under the 2008 Non-Employee Directors' Stock Plan

The following table sets forth information concerning the RSUs that have been granted pursuant to the Plan subject to stockholder approval of the Plan. The Committee has not determined to make other Awards

New Plan Benefits

Name and Position	Awards Under the 2008 Non-Employee Directors' Stock Plan
Non-Executive Director Group	$13,000 (1)

(1) Representing RSUs granted on March 25, 2008 and eligible to vest on March 25, 2011, or, if earlier, upon retirement after age 65, death or disability.

AIG has informed the Company that it intends to vote its shares of Company Common Stock in favor of the adoption of the Plan.

The Board of Directors of the Company recommends a vote "FOR" Proposal 2, approval of the Non-Employee Directors' Stock Plan. Proxies will be voted "FOR" such approval, unless otherwise specified in the proxy.

III. APPROVAL OF A PROPOSAL TO AMEND THE 2000 STOCK OPTION PLAN

The Board of TRH has adopted, subject to approval of the stockholders, an amendment (the "Amendment") to the 2000 Stock Option Plan (the "2000 Plan") to increase the maximum number of shares of Common Stock with respect to which stock options ("Options") may be granted to any one employee under the 2000 Plan from 600,000 to 800,000 shares. No other amendments are being made to the 2000 Plan. The 2000 Plan, as amended and restated, is attached as Appendix D (the "Amended 2000 Plan"). The affirmative vote of a majority of votes cast is required for approval of the 2000 Plan. Abstentions will have the effect of a vote against the approval of the 2000 Plan and broker non-votes will reduce the number of votes required to achieve a majority vote. The Company is seeking stockholder approval of the amendment so that Options granted under the 2000 Plan qualify as performance based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended.

The purpose of the Amended 2000 Plan is to advance the interests of TRH by providing key employees and members of the Board with additional incentives to continue their efforts on behalf of TRH. At March 31, 2008, TRH and its subsidiaries had approximately 159 employees who have been granted Options under the 2000 Plan in prior years. At March 31, 2008, Options in respect of 2,327,822 shares were subject to Options outstanding under the 2000 Plan and 1,187,500 shares were available for future Option grants under the 2000 Plan. The Amended 2000 Plan is administered by the Compensation Committee of the Board (the "Committee") drawn solely from members of the Board who are not and have not been officers of TRH or its subsidiaries. In certain circumstances the Board as a whole may administer the Amended 2000 Plan.

Under the Amended 2000 Plan, Options may be granted to such employees and members of the Board as selected by the Committee (or the Board) to purchase shares of TRH Common Stock at exercise prices not less than 100% of the fair market value of TRH Common Stock on the date of grant. At this time, the Board does not anticipate granting stock options from this plan to members of the Board. Shares issued under the Amended 2000 Plan may consist of newly issued shares or shares acquired by TRH from time to time and held as treasury stock. Unless otherwise specified in the agreement evidencing the form of an Option, Options will not be exercisable within one year of the date of grant, but thereafter may be exercised for up to nine years. Options may be granted upon such other terms and conditions as the Committee or the Board may approve. Options will not be transferable otherwise than by will or the laws of descent and distribution. The Amended 2000 Plan provides that the Committee will determine at the time of grant whether all or any part of a stock option will be an incentive stock option.

In the event of any change in the corporate structure or shares of TRH, including a recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation, rights offering, separation, spinoff, extraordinary dividend, reorganization or liquidation, the Committee shall make such equitable adjustments as it deems appropriate to protect dilution or enlargement rights. Such adjustments shall include the number and kind of shares authorized by the Amended 2000 Plan, and, with respect to outstanding Options, in the number and kind of shares covered and the exercise price. Shares subject to Options which terminate or expire prior to exercise will be available for further issuance under the Amended 2000 Plan. No Options may be granted under the Amended 2000 Plan after December 31, 2009. The Board may from time to time amend the Amended 2000 Plan, but no alteration or amendment may be made without the approval of stockholders if such approval is required by applicable law.

No cash consideration will be received upon the grant of any Option, but Options may be granted in lieu of a portion of an employee's bonus.

Because the granting of Options under the provisions of the Amended 2000 Plan will be entirely within the discretion of the Committee or the Board, it is not possible to designate the employees or members of the Board to whom Options will be granted under the Amended 2000 Plan or the number of shares to be covered by such options. Grants of Options under the 2000 Plan made during 2007 are shown in the table on page 25 under the caption "2007 Grants of Plan-Based Awardes."

The market value of the TRH Common Stock on March 31, 2008 was $66.35 per share.

Tax Matters

Upon the grant or exercise of an incentive stock option, no income will be realized by the optionee for federal income tax purposes and TRH will not be entitled to any deduction. If the TRH Common Stock acquired upon exercise is not disposed of within the one-year period beginning on the date of the transfer of the TRH Common Stock to the optionee, nor within the two-year period beginning on the date of the grant of the option, any gain or loss realized by the optionee upon the disposition of such shares will be taxed as long-term capital gain or loss. In such event, no deduction will be allowed to TRH. If the TRH Common Stock is disposed of within the one-year or two-year periods referred to above, the optionee will realize ordinary income at the time of disposition in an amount equal to the excess of the fair market value of the TRH Common Stock on the date of exercise (or, if less, the net proceeds of the disposition) over the exercise price, and TRH will be entitled to a corresponding deduction.

The use of shares previously acquired through the exercise of an incentive stock option in satisfaction of all or a part of the exercise for another option (whether or not an incentive stock option) is a disposition of the previously acquired shares for purposes of the one-year and two-year holding periods described above. All shares acquired upon the exercise of an incentive stock option, including previously acquired shares used in satisfaction of all or a part of the exercise price, are considered to have been acquired upon the date of exercise for purposes of the one-year and two-year holding periods.

Upon the grant of a nonqualified option, no income will be realized by the optionee for federal income tax purposes, and TRH will not be entitled to any deduction. Upon the exercise of such an option, the optionee will realize ordinary income in the amount by which the fair market value of the TRH Common Stock at the time of exercise exceeds the exercise price, and TRH will be entitled to a corresponding deduction.

Approval of Amendments requires approval by a majority of the shares of TRH Common Stock present and entitled to vote at the meeting.

AIG has informed TRH that it intends to vote its shares of TRH Common Stock in favor of the amendment to the Plan.

The Board of Directors of the Company recommends a vote "FOR" Proposal 3, approval of the amendment to the 2000 Stock Option Plan. Proxies will be voted "FOR" such approval, unless otherwise specified in the proxy.

IV. RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee and the Board of Directors have approved the engagement of PricewaterhouseCoopers LLP as the independent registered public accounting firm of TRH for 2008. The firm, and its predecessors, has served as TRC's independent accountants since 1977 and TRH's since 1986. Representatives of the firm are expected to be present at the Annual Meeting with an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Ratification of the selection of the independent registered public accounting firm requires approval by a majority of the shares of TRH Common Stock present and entitled to vote at the meeting. Abstentions will have the effect of a vote against the proposal and broker non-votes will reduce the number of votes required to achieve a majority vote. Neither TRH's Certificate of Incorporation, as amended, nor its Amended and Restated By-Laws, require that the stockholders ratify the selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm. TRH's Board is requesting stockholder ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Board and the Audit Committee in their discretion may change the appointment at any time during the year if they determine that such change would be in the best interest of TRH and its stockholders.

Audit Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of TRH's annual financial statements for the fiscal years ended December 31, 2007 and 2006 and for the reviews of the financial statements included in TRH's Quarterly Reports on Form 10-Q for those fiscal years were $1,177,000 and $1,033,000, respectively.

Audit-Related Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for audit-related professional services for the fiscal years ended December 31, 2007 and 2006 were $35,000 and $0, respectively. These services were performed in connection with reviewing the 2007 Proxy Statement.

Tax Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional tax services for the fiscal years ended December 31, 2007 and 2006 were $70,700 and $61,200, respectively. These services were performed in connection with international tax compliance on behalf of the company and expatriate employees.

All Other Fees. There were no other fees billed by PricewaterhouseCoopers LLP for services rendered to TRH, other than the services described above under "Audit Fees", "Audit-Related Fees" and "Tax Fees" for the fiscal years ended December 31, 2007 and 2006.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by the Company's independent accountants (the "Policy") prior to the engagement of the independent registered public accounting firm with respect to such services.

Under the Policy, proposed services may be pre-approved on a periodic basis or individual engagements may be separately approved by the Audit Committee prior to the services being performed. In each case, the Audit Committee considers whether the provision of such services would impair the independent accountants' independence. All audit services, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP for 2007 were pre-approved by the Audit Committee.

Your Board of Directors recommends a vote **FOR** the proposal to ratify the selection of PricewaterhouseCoopers LLP.

V. STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

All suggestions from stockholders are given careful attention. Proposals intended to be presented at the 2009 annual meeting, and included in the Proxy Statement, should be sent to the TRH Corporate

Secretary at 80 Pine Street, New York, New York 10005 and must be received by December 19, 2008. In addition, under TRH's Amended and Restated By-Laws, stockholders must comply with specified procedures to nominate directors or introduce an item of business at an annual meeting. Nominations or an item of business to be introduced at an annual meeting must be submitted in writing and received by TRH generally not less than 90 days nor more than 120 days in advance of an annual meeting. To be in proper written form, a stockholder's notice must contain the specific information required by TRH's Amended and Restated By-Laws. A copy of TRH's Amended and Restated By-Laws which describes the advance notice procedures can be obtained from the TRH Corporate Secretary.

VI. OTHER MATTERS

While management knows of no other issues, if any other matters properly come before the meeting, it is the intention of the persons named in the accompanying proxy form to vote the proxy in accordance with their judgment on such matters.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing by TRH under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of this Proxy Statement entitled "Report of the Compensation Committee," "Report of the Audit Committee" (to the extent permitted by the rules of the Securities and Exchange Commission) and the appendices to the Proxy Statement shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

Important Notice Regarding Delivery of Stockholder Documents

In accordance with a notice sent to certain stockholders of TRH Common Stock who hold TRH Common Stock through a broker or otherwise through a nominee and who share a single address, only one copy of this Notice of Annual Meeting of Stockholders and Proxy Statement and TRH's 2007 Annual Report to Stockholders is being sent to that address unless TRH receives contrary instructions from any stockholder at that address. This practice, known as "householding", is designed to reduce printing and postage costs. However, if any stockholder residing at such address wishes to receive a separate copy of this Notice of Annual Meeting and Proxy Statement or TRH's Annual Report to Stockholders, he or she may contact Investor Relations at 80 Pine Street, New York, New York 10005, 212-770-2040 and TRH will deliver those documents to such stockholder promptly upon receiving the request. Any such stockholder may also contact Investor Relations if he or she would like to receive separate proxy materials and annual reports in the future. If a stockholder receives multiple copies of TRH's proxy materials and annual reports, he or she may request householding in the future by contacting TRH's Investor Relations.

Proxy Solicitation

TRH will bear the cost of this solicitation of proxies. Proxies may be solicited by mail, personal interview, telephone and facsimile transmission by directors, their associates and approximately five officers and regular employees of TRH and its subsidiaries without receiving additional compensation. TRH will reimburse brokers and others holding stock in their names, or in the names of nominees, for forwarding proxy materials to their principals.

TRANSATLANTIC HOLDINGS, INC.
DIRECTOR INDEPENDENCE STANDARDS
As amended March 22, 2007

Pursuant to the New York Stock Exchange ("NYSE") listing standards, a director having any of the following relationships shall be deemed to have a material relationship with TRH[1] and shall not be considered "independent":

- A director who is, or has been within the last three years, employed[2] by TRH or AIG[3] or has an immediate family member[4] who is, or has been within the last three years, employed as an executive officer[5] of TRH or AIG.

- A director who has received, or has an immediate family member who has received, during any twelve month period within the last three years, more than $100,000 in direct compensation from TRH or AIG, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not in any way contingent on continued service) and other than compensation received by an immediate family member as a non-executive employee of TRH or AIG.

- A director (A) who is, or has an immediate family member who is, a current partner of a firm that is TRH's internal or external auditor; (B) who is a current employee of such a firm; (C) who has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) who was, or has an immediate family member who was, within the last three years (but is no longer) a partner or employee of such a firm and personally worked on TRH's audit within that time.

- A director who is, or has been within the last three years, employed, or has an immediate family member who is, or has been within the last three years, employed, as an executive officer of another company where any of TRH's present executive officers at the same time serves or served on that company's compensation committee.

- A director who is currently employed, or has an immediate family member currently employed as an executive officer, by a company that has made payments[6] to or received payments from TRH for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

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[1] "TRH" shall refer to Transatlantic Holdings, Inc. and its consolidated subsidiaries.

[2] Employment or compensation received by a director for former service as an interim chairman or CEO does not need to be considered as a factor by the board in determining independence under this test.

[3] "AIG" shall refer to American International Group, Inc. and its consolidated subsidiaries.

[4] "Immediate family member" includes a director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than a domestic employee) who shares the director's home. When applying the relevant look-back provisions of the standards, persons who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated shall not be considered.

[5] "Executive officer" shall refer to such entity's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president of the entity in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the entity. Officers of such entity's parent or subsidiaries shall be deemed officers of such entity if they perform such policymaking functions for such entity.

[6] Contributions to tax exempt organizations are not considered payments under this test.

The following relationships and transactions shall not be deemed material for purposes of the NYSE listing standards. The fact that a particular relationship or transaction is not addressed by the below standards or exceeds the thresholds in these standards shall not create a presumption that the director is or is not "independent".

- A relationship arising solely from a director's status as an executive officer, employee or a greater than 10% equity owner of a company that has made payments to or received payments from TRH or AIG so long as the payments made or received during any of the last three fiscal years are not in excess of the greater of $1 million or 2% of the other company's consolidated gross revenues for the fiscal year in which the payments were made (based on the other company's most recently available financial statements).

- A relationship arising solely from director's ownership of 10% or less of the equity interests in an entity that has a relationship or engages in a transaction with TRH or AIG.

- A relationship arising solely from a director's position as a director or advisory director (or similar position) of another for-profit or not-for-profit corporation or organization that engages in a transaction with TRH or AIG or receives contributions from TRH or AIG.

- A relationship arising solely from a director's affiliation with a charitable organization as an executive officer that receives contributions from TRH or AIG, so long as such contributions (other than employee matching contributions) for a calendar year are not in excess of the greater of $1 million or 2% of the charitable organization's consolidated gross revenues for the charitable organization's most recent fiscal year for which financial statements are publicly available.

- The ownership by a director of equity securities of TRH or AIG, so long as the relationship is entered into in the ordinary course of business and is on substantially the same terms as those prevailing at the time for similarly situated persons who are not directors of TRH.

- Any other relationship or transaction that is not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

- Any relationship or transaction with an immediate family member of a director that would fall within one of the preceding standards.

TRANSATLANTIC HOLDINGS, INC.
AUDIT COMMITTEE CHARTER
(Adopted March 25, 2004)

I. Purpose of the Audit Committee

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Transatlantic Holdings, Inc. ("TRH") assists the Board in its oversight of (i) the integrity of TRH's financial statements, (ii) TRH's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of TRH's independent auditor and (iv) the performance of TRH's internal audit function.

II. Responsibilities

TRH's business is managed under the oversight of the Board and the various committees of the Board, including the Committee. The basic responsibility of the Committee is to exercise its business judgment in carrying out the responsibilities described in this Charter in a manner the Committee members reasonably believe to be in the best interest of TRH and its stockholders.

The planning and conduct of audits, the determination that TRH's financial statements are in all material respects complete, accurate, and prepared in accordance with generally accepted accounting principles ("GAAP"), and the certification of TRH's financial statements are the responsibilities of management and the independent auditor.

III. Committee Membership

The Committee shall be comprised of at least three directors, each of whom shall serve at the pleasure of the Board and be independent under the rules of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange, Inc. ("NYSE") and satisfy all other requirements for Committee membership of the NYSE and any other applicable law, rule or regulation. The Board shall appoint a chairperson of the Committee.

Each member of the Committee shall be financially literate. At least one member of the Committee shall have accounting or related financial management expertise. At least one member of the Committee shall be an "audit committee financial expert" as defined by SEC rules.

No Committee member shall simultaneously serve on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of that Committee member effectively to serve on the Committee.

Determinations of independence, audit committee financial expertise, financial literacy and accounting or related financial management expertise shall be made by the Board as the Board interprets such qualifications in its business judgment and in accordance with applicable law and regulation and SEC and NYSE standards.

IV. Organization

The Committee will meet at least once every fiscal quarter or more frequently as it deems necessary or appropriate to carry out its responsibilities.

The chairperson of the Committee shall, in consultation with other Committee members, set the agenda for and preside at meetings of the Committee. The Secretary of TRH or another designated individual shall record and keep minutes of all Committee meetings.

V. Relationship with Independent Auditor

A. The independent auditor for TRH is accountable to the Board and the Committee, as representatives of the stockholders. The Committee, in its capacity as a committee of the Board, shall be directly responsible for the appointment, compensation, retention, and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) and any other registered public accounting firm retained for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for TRH, and the independent auditor shall report directly to the Committee.

B. The Committee shall discuss with the independent auditor, at least on an annual basis, the matters required to be discussed by (1) Statement on Auditing Standards No. 61, as it may be amended, relating to the conduct of the audit and (2) Statement on Auditing Standards No. 100, as it may be amended ("SAS100"), relating to the conduct of a review of interim financial information.

C. The Committee shall review with the independent auditor the items as to which the independent auditor is required to report to the Committee pursuant to Section 10A(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any rules and regulations promulgated thereunder, as in effect from time to time. These include (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management; (3) the ramifications of the use of such alternative disclosures and treatment, (4) the treatment preferred by the independent auditor and (5) other material written communications between the independent auditor and management.

D. The Committee shall review with the independent auditor (1) any management letter provided by the independent auditor and management's response to that letter, (2) a summary of the major audit reports issued by the internal auditor department and management's response thereto, (3) any accounting adjustments that were noted or proposed by the independent auditor but were "passed" (as immaterial or otherwise) and (4) any significant written communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement.

E. The Committee shall review with the independent auditor the responsibilities, budget, and staffing of TRH's internal audit function.

F. The Committee shall review with the independent auditor audit problems or difficulties encountered by the independent auditor in the course of its annual audit work and management's response, including any restrictions on the scope of the independent auditor's activities or access to required information, and any significant disagreements with management.

G. The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act.

H. As required by the NYSE, the Committee shall, at least annually, obtain and review a report by the independent auditor describing (1) the firm's internal quality-control procedures, (2) any material issues raised by (a) the most recent internal quality-control review (or peer review) of the firm or (b) any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues and (3) all relationships between the independent auditor and TRH, including the matters set forth in the letter provided by the independent auditor pursuant to Independence Standards Board Standard No. 1, to enable the Committee to assess the independent auditor's independence.

I. The independent auditor shall submit to the Committee annually a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent auditor: (1) the audit of TRH's annual financial statements and the reviews of the financial statements included in TRH's Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements; (2) assurance and related services not included in clause (1) that are reasonably related to the performance of the audit or review of TRH's financial statements, in the aggregate and by each service; (3) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (4) all other products and services rendered by the independent auditor, in the aggregate and by each service.

J. The Committee shall at least annually evaluate the qualifications, performance, and independence of the independent auditor, including the lead partner of the independent audit (in each case, in light of SEC and NYSE independence and other applicable standards then in effect). In this regard, the Committee will consider whether the independent auditor's quality controls are adequate and whether the provision of permitted non-audit services is compatible with maintaining the independent auditor's independence.

The Committee shall assure the regular rotation of the lead audit partner as required by law and shall consider and discuss with management whether there should be a regular rotation of the independent auditor itself.

K. The Committee shall present its conclusions with respect to the independent auditor to the Board at least annually.

L. The Committee shall set clear policies for TRH's hiring of employees or former employees of the independent auditor.

VI. Financial Disclosure

A. The Committee shall meet with the independent auditor and TRH's internal auditors, prior to the commencement of the annual audit, to review the planning and scope of the audit.

B. The Committee shall generally discuss the type and presentation of information to be included in earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. It is not expected that the Committee will pre-approve each such release or guidance. The Committee shall discuss TRH's quarterly earnings press releases with management and the independent auditor prior to public release.

C. The Committee shall discuss generally with management and the independent auditor the annual audited financial statements and the quarterly financial statements, including TRH's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Committee shall also review TRH's disclosure controls and procedures with management at least once annually or more frequently as it deems necessary. The Committee shall recommend to the Board whether the audited financial statements should be included in TRH's Annual Report on Form 10-K.

D. The Committee shall discuss with management, the internal auditors, and the independent auditor major issues regarding accounting principles and financial statement presentations, including (1) any significant change in TRH's selection or application of accounting principles, (2) any major issues relating to the adequacy of TRH's internal controls, (3) any audit steps adopted in light of material control deficiencies, (4) the effect of regulatory and accounting initiatives on TRH's financial statements, (5) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of TRH's financial statements and (6) any fraud, material or otherwise, that involved management or other employees who have a significant role in TRH's internal controls and that have come to the attention of management or the internal auditor.

VII. Communication with Management and Employees

A. The Committee shall review with TRH's General Counsel legal, compliance or regulatory matters that may have a material impact on TRH's business, financial statements or compliance policies and any material reports or inquiries received from regulators and government agencies.

B. The Committee will meet periodically in separate private sessions with management, the director of the internal auditing department, and the independent auditor to discuss any matters that the Committee believes appropriate. The Committee may request any officer or employee of TRH or its subsidiaries, TRH's outside counsel, or independent auditor to attend a meeting of the Committee or to meet with any members of, or experts and advisors to, the Committee.

C. The Committee shall establish procedures for the receipt, retention, and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters and for the confidential and anonymous submission by TRH employees of concerns regarding accounting or auditing matters.

VIII. Other Responsibilities

A. The Committee shall review the organization of the internal audit department, the adequacy of its resources, and the competence of its staff.

B. The Committee shall prepare any report or other disclosure required to be prepared by the Committee pursuant to the rules of the SEC for inclusion in TRH's annual proxy statement.

C. The Committee shall discuss the guidelines and policies governing the process by which senior management of TRH and the relevant operations of TRH assess and manage TRH's exposure to risk, as well as TRH's major financial risk exposures, and the steps management has taken to monitor and control such exposures.

D. The Committee shall pre-approve all audit and permitted non-audit services from the independent auditor as required by SEC rules.

E. The Committee may delegate authority to individual Committee members, as the Committee deems appropriate and shall review the actions of such individuals as appropriate. The chairperson of the Committee is delegated the authority to discuss with the independent auditor the matters required to be discussed by SAS100.

F. The Committee shall report regularly to the Board. The Committee shall review with the Board any issues that arise with respect to the quality or integrity of TRH's financial statements, TRH's compliance with legal or regulatory requirements, the performance and independence of TRH's independent auditor, and the performance of the internal audit function.

G. The Committee shall exercise such other powers and authority as the Board shall, from time to time, confer upon it.

IX. Committee Self-Assessment

The Committee shall conduct an annual evaluation of its performance and report the results of such review to the Board. In connection with that annual review, the Committee shall also recommend to the Board any modifications of this Charter that the Committee deems necessary or appropriate. The format of the self-assessment shall be determined by the Committee.

X. Resources and Authority of the Committee

The Committee shall have direct access to, and complete and open communications with, senior management and may obtain advice and assistance from internal legal, accounting, and other advisors to assist it. The Committee may retain independent legal, accounting, and other advisors to assist it, and may determine the compensation of such advisors, and TRH shall be responsible for any costs or expenses so incurred.

TRANSATLANTIC HOLDINGS, INC.
2008 NON-EMPLOYEE DIRECTORS'
STOCK PLAN

ARTICLE A—Purpose.

The purpose of the Transatlantic Holdings, Inc. 2008 Non-Employee Directors' Stock Plan (the "Plan") is to strengthen the alignment of interests between the non-employee directors ("Participants") and the stockholders of Transatlantic Holdings, Inc. (the "Company") through the increased ownership of shares of the Company's common stock ("Common Stock") by Participants or other equity instruments that track the value of the Company's Common Stock. This will be accomplished by granting Participants (i) restricted stock units or other awards related to the price of Common Stock ("RSUs"), (ii) shares of Common Stock restricted in a manner determined by the Committee ("Restricted Shares"), (iii) non-qualified options to purchase shares of Common Stock ("Stock Options") and/or (iv) stock appreciation rights ("SARs" and together with RSUs, Restricted Shares and Stock Options, "Awards").

ARTICLE B—Administration.

1. The Plan shall be administered by the Nominating and Corporate Governance Committee of the Board of Directors of the Company (the "Board"), or such other committee as may be designated by the Board (the "Committee"). The Committee shall consist of not less than two (2) members of the Board who are "Non-Employee Directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or any successor rule or definition adopted by the Securities and Exchange Commission, or such other number of Non-Employee Directors required from time to time by such rule or any successor rule adopted by the Securities and Exchange Commission, to be appointed by the Board from time to time and to serve at the discretion of the Board. The Committee may establish such regulations, provisions and procedures within the terms of the Plan as, in its opinion, may be advisable for the administration and operation of the Plan, and may designate the Secretary of the Company or other employees of the Company to assist the Committee in the administration and operation of the Plan and may grant authority to such persons to execute documents on behalf of the Committee. The Committee shall report to the Board on the administration of the Plan not less than once each year.

2. Subject to the express provisions of the Plan, the Committee shall have authority to: (i) grant Participants RSUs, subject to such conditions or restrictions, if any, as the Committee may determine; (ii) grant Participants Restricted Shares, subject to such conditions or restrictions, if any, as the Committee may determine; (iii) grant Participants Stock Options, subject to such conditions or restrictions, if any, as the Committee may determine; (iv) grant Participants SARs, subject to such conditions or restrictions, if any, as the Committee may determine and (v) make all other determinations it deems necessary or advisable for administering the Plan.

ARTICLE C—Participation.

Participation in the Plan shall be limited to non-employee directors of the Company.

ARTICLE D—Shares Subject to Use Under the Plan.

Shares of Common Stock delivered by the Company upon the exercise of Stock Options or SARs, the vesting of RSUs or the granting of Restricted Shares shall be authorized but unissued shares or unused Treasury shares of Common Stock. The maximum aggregate number of shares of Common Stock available for issuance under the Plan shall be 100,000.

ARTICLE E—Stock Options and SARs

1. The Committee may, from time to time, grant Participants one or more Stock Options to purchase shares of Common Stock, each having an exercise price equal to no less than the closing price of the Common Stock on the New York Stock Exchange on the date of the grant.

2. The Committee may, from time to time, grant Participants one or more SARs, each entitling the Participant to receive, upon exercise, a redemption differential, payable either in shares of Common Stock or cash, for each such SAR, equal to the difference between the closing price of the Common Stock on the New York Stock Exchange on the date of exercise and the exercise price of the SAR then being exercised. The exercise price for each SAR granted under this Plan shall be the closing price of the Common Stock on the New York Stock Exchange on the date of grant.

3. Stock Options and SARs are not transferable other than by will or by the laws of descent and distribution. For purposes of exercising Stock Options or SARs after the death of the Participant, the duly appointed executors and administrators of the estate of the deceased Participant shall have the same rights with respect to the Stock Options and SARs as legatees or distributees would have after distribution to them from the Participant's estate, subject in all respects to Article I hereof.

4. Upon the exercise of a Stock Option, payment in full of the exercise price shall be made by the Participant. The exercise price may be paid by the Participant in (i) cash, (ii) shares of Common Stock to be valued at their fair market value on the date of exercise or (iii) a combination thereof as determined by the Committee.

ARTICLE F—Adjustments.

In the event of any reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering, share exchange, reclassification, distribution, spin-off or other change affecting the corporate structure, capitalization or Common Stock of the Company, (i) the number of shares authorized to be issued under the Plan, (ii) the number of shares covered by outstanding Stock Options, SARs, Restricted Shares or RSUs and (iii) the exercise price of Stock Options or the exercise price of SARs shall be adjusted appropriately and equitably to prevent dilution or enlargement of rights under the Plan. Following any such change, the term "Common Stock" shall be deemed to refer to such class of shares or other securities as may be applicable.

ARTICLE G—Grant of Restricted Shares or RSUs.

1. The Committee may grant Restricted Shares or RSUs to Participants under the Plan subject to such terms and conditions or restrictions, if any, as the Committee may determine.

2. Restricted Shares and RSUs are not transferable other than by will or by the laws of descent and distribution. After the death of the Participant, the duly appointed executors and administrators of the estate of the deceased Participant shall have the same rights with respect to the Restricted Shares and RSUs as legatees or distributees would have after distribution to them from the Participant's estate, subject in all respects to Article I hereof.

3. In general, the Company shall deliver shares of the Common Stock upon the vesting of an RSU; provided, however, that the Committee may determine prior to the grant of an RSU that the Participant may elect for the shares of the Common Stock (or cash in lieu thereof) to be delivered at such time or times subsequent to vesting in a manner permitted by Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

ARTICLE H—Additional Provisions.

1. The Board may, at any time, repeal or amend the Plan except that no such amendment may amend this paragraph, increase the total aggregate number of shares subject to the Plan or alter the persons eligible to receive shares under the Plan. Participants and the Company shall be bound by any such amendments as of their effective dates, but if any outstanding grants are materially affected adversely, notice thereof shall be given to Participants holding such grants and such amendments shall not be applicable without such Participants' written consent. If the Plan is

repealed in its entirety, all theretofore granted Awards subject to conditions or restrictions granted pursuant to the Plan shall continue to be subject to such conditions or restrictions. Notwithstanding this or any other provision of this Plan, Stock Options and SARs may not be re-priced except in accordance with Article F hereof and Section 409A of the Code.

2. No Participant shall have any rights as a stockholder with respect to any shares of Common Stock subject to his or her Awards prior to the date on which he or she is recorded as the holder of such shares on the books and records of the Company.

3. The Company may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all federal, state, local and other taxes required by law to be withheld with respect to Awards, requiring a Participant, beneficiary or legal representative to pay in cash to the Company the amount required to be withheld or to execute such documents as the Company deems necessary or desirable to enable it to satisfy its withholding obligations as a condition of releasing the Common Stock.

ARTICLE I—Consent.

Every Participant who receives an Award pursuant to the Plan shall be bound by the terms and provisions of the Plan and of any grant agreement referable thereto, and the acceptance of any grant of Awards pursuant to the Plan shall constitute a binding agreement between the Participant and the Company and any successors in interest to any of them. The Plan shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.

ARTICLE J—Duration of Plan.

The Plan shall be effective as of March 25, 2008, subject to approval of the Plan by the holders of stock entitled to vote at the Company's 2008 Annual Meeting of Stockholders and terminate on December 31, 2018 unless a different termination date is fixed by the stockholders or by action of the Board, but no such termination shall affect the prior rights under the Plan of the Company or of anyone to whom an Award has been granted prior to such termination.

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TRANSATLANTIC HOLDINGS, INC.
2000 STOCK OPTION PLAN (THE "PLAN")
As amended and restated March 25, 2008

1. *Purpose.* The purpose of this Plan is to advance the interests of Transatlantic Holdings, Inc. ("TRH") by providing certain key employees of TRH and its subsidiaries, and members of the board of directors of TRH (the "Board") upon whose judgment, initiative and efforts the successful conduct of the business of TRH largely depends, with an additional incentive to continue their efforts on behalf of TRH and its subsidiaries, as well as to attract people of training, experience and ability to TRH and its subsidiaries.

2. *Administration.* Except as otherwise provided herein, the Plan shall be administered by a committee (the "Committee") of the Board to be drawn solely from members of the Board who are not and have not been officers of TRH or its subsidiaries. The Committee shall consist of at least two (2) directors of TRH, each of which shall be (a) a Nonemployee Director (within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended) and (b) to the extent necessary for any stock option granted hereunder intended to qualify as Performance Based Compensation (within the meaning of Section 162(m)(4)(C) of the Code (as defined below) and the regulations promulgated thereunder) to so qualify, an Outside Director (within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder). For purposes of the preceding sentence, if one or more members of the Committee is not, in the case of clause (a) of the preceding sentence, a Nonemployee Director, or, in the case of clause (b) of the preceding sentence, an Outside Director, and, in either case, recuses himself or herself or abstains from voting with respect to a particular action taken by the Committee, then the Committee, with respect to that action, shall be deemed to consist only of the members of the Committee who have not recused themselves or abstained from voting. The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and interpretations and to take such action in connection with the Plan and any stock options granted thereunder as it deems necessary or advisable. All determinations and interpretations made by the Committee shall be binding and conclusive on all optionees and on their legal representatives and beneficiaries. The Committee shall have the authority, in its absolute discretion, to determine which employees of TRH and its subsidiaries shall receive stock options, the time when stock options shall be granted, the terms of such options and the number of shares for which options shall be granted. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant stock options (including grants to members of the Board who are not employees of TRH and its subsidiaries) or administer the Plan, in which case the Board shall have all of the authority and responsibility granted to the Committee herein.

3. *Stock Subject to the Plan.* Subject to adjustment as provided in Section 7 hereof, the maximum number of shares that may be issued under the Plan is 3,712,500 shares of the common stock, par value $1.00 per share (the "Common Stock") of TRH as such shares shall exist on January 1, 2000 which shares of Common Stock may, in the discretion of the Committee, be either authorized but unissued shares or shares previously issued and reacquired by TRH. Upon the expiration or termination (in whole or in part) of unexercised options, shares of Common Stock subject thereto shall again be available for issuance under the Plan.

4. *Eligibility.* Employees of TRH and its subsidiaries, and members of the Board, shall be eligible to receive stock options under the Plan. Only employees shall be eligible to receive stock options that are intended to qualify as "incentive stock options' within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

5. *Grant of Stock Options.* (a) Stock options may be granted to eligible recipients in such number and at such times during the term of this Plan as the Committee shall determine: provided, however, that (i) the maximum number of shares of Common Stock as to which stock options may be granted under this Plan to any one individual in any one year may not exceed 187,500 shares (as adjusted pursuant to the provisions of Section 7) and (ii) options to purchase more than 800,000 shares of

Common Stock set forth in Section 3 above (as adjusted pursuant to the provisions of Section 7) shall not be granted under this Plan to any one person.

(b) At the time of grant, the Committee shall determine (i) whether all or any part of a stock option granted to an eligible employee shall be an incentive stock option and (ii) the number of shares subject to such incentive stock option. The form of any stock option which is all or in part an incentive stock option shall clearly indicate that such stock option is an incentive stock option or, if applicable, the number of shares subject to the incentive stock option. The aggregate fair market value (determined as of the time the option is granted) of the stock with respect to which incentive stock options are exercisable for the first time by an eligible employee during any calendar year (under all such plans of TRH and of any subsidiary corporation of TRH) shall not exceed $100,000.

6. *Terms and Conditions of Stock Options.* All stock options granted under the Plan shall be in such form as the Committee may from time to time determine and shall be subject to the following terms and conditions:

(a) *Option Price.* The option price per share with respect to each stock option shall be determined by the Committee but shall not be less than 100% of the fair market value of the Common Stock on the date the stock option is granted.

(b) *Term of Option.* In no event shall any stock option be exercisable after the expiration of 10 years from the date on which the stock option is granted.

(c) *Exercise of Stock Option and Payment for Shares.* Except as provided in paragraph (e) of this Section below, the shares covered by each stock option may not be purchased for one year after the date on which the stock option is granted, but thereafter may be purchased in such installments as shall be determined by the Committee at the time the stock option is granted. Any shares not purchased on the applicable installment date may be purchased thereafter at any time prior to the final expiration of the stock option. To exercise a stock option, the optionee shall give written notice to TRH specifying the number of shares to be purchased and accompanied by payment of the full purchase price therefor: (i) in cash or by certified or official bank check, (ii) in shares of Common Stock held by the optionee for at least six months, valued as of the date of exercise, of the same class as those to be granted by exercise of the option, or (iii) in a combination of (i) and (ii). Notwithstanding the foregoing, at the sole discretion of the Committee, upon the request of the optionee, the Committee may permit, on such other terms and conditions as the Committee may determine, the deferral of delivery to a date or dates specified by the optionee of all or some of the shares otherwise deliverable by TRH to the optionee upon the exercise of the option. The Common Stock will be valued on the date of exercise at the fair market value as determined by the Committee. Any person exercising a stock option shall make such representations and agreements and furnish such information as the Committee may in its discretion deem necessary or desirable to assure compliance by TRH, on terms acceptable to TRH, with the provisions of the Securities Act of 1933, as amended, and any other applicable legal requirements. If an optionee so requests, shares purchased may be issued in the name of the optionee and another jointly with the right of survivorship.

(d) *Non-transferability of Options.* No stock option granted under the Plan shall be transferable by the optionee other than by will or the laws of descent and distribution, and such stock option shall be exercisable, during his or her lifetime, only by the optionee.

(e) *Termination of Employment.* Except as otherwise provided by the Committee, no part of any stock option granted to an employee (including an officer) may be exercised after the termination of his or her employment with TRH and its subsidiaries, except that (i) if such termination of employment is at or after normal retirement age or due to disability or death, any portion of a stock option, whether or not exercisable at the time of such termination, may be exercised by the optionee (or in case of death by the person or persons to whom the optionee's rights under such stock option are transferred by will or the laws of descent and distribution) at any time within the term of the stock option; and (ii) if such termination of employment is not at or after normal retirement age or due to disability or death, with the approval of the Committee, any portion of a stock option may be exercised by the optionee within three months after such termination, but only to the extent such stock option was exercisable at the time of such termination.

7. *Adjustment in Event of Changes in Capitalization.* In the event of a recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation, rights offering, separation, spinoff, extraordinary dividend, reorganization or liquidation, or any other change in the corporate structure or shares of TRH, subsequent to January 1, 2000, the Committee shall make such equitable adjustments, designed to protect dilution or enlargement of rights, as it may deem appropriate, in the number and kind of shares authorized by the Plan, in the limitations set forth in Section 5(a) and, with respect to outstanding stock options, in the number and kind of shares covered thereby and in the option price.

8. *Rights as a Stockholder.* An optionee shall have no rights as a stockholder with respect to any shares covered by a stock option until the date of issuance of a stock certificate for such shares.

9. *Withholding Taxes.* Whenever shares of Common Stock are to be issued in satisfaction of stock options granted under the Plan, TRH shall have the right to require the recipient to remit to TRH an amount sufficient to satisfy all applicable withholding tax requirements prior to the delivery of any certificate or certificates for shares.

10. *Term of Plan.* No stock options shall be granted pursuant to the Plan after December 31, 2009 but stock options theretofore granted may extend beyond such date and the terms and conditions of the Plan shall continue to apply thereto.

11. *Choice of Law.* THIS PLAN SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

12. *Termination or Amendment of Plan.* The Board may at any time terminate the Plan with respect to any shares of Common Stock of TRH not at the time subject to option, and may from time to time alter or amend the Plan or any part thereof, provided that no change may be made in any stock option theretofore granted which would impair the rights of an optionee without the consent of such optionee, and further, that no alteration or amendment may be made without the approval of stockholders if such approval is required by applicable law.

13. *Approval of Stockholders.* The Plan is being amended and restated as of March 25, 2008 by the Board subject to approval by the stockholders of TRH at the 2008 Annual Meeting of Stockholders. Any stock options granted under the Plan prior to the date of such stockholder approval are expressly conditioned on such stockholder approval.